GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

FOR FISCAL YEAR ENDED DECEMBER 31, 2006

MARCH 29, 2007

GAMMON LAKE RESOURCES INC.
(the "Corporation")

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1:	CORPORATE STRUCTURE		1

1.1	Name, Address and Incorporation		1
1.2	Inter-corporate Relationships		1

ITEM 2:	GENERAL DEVELOPMENTS OF THE BUSINESS		2

2.1	Three Year History		2
2.2	Significant Acquisitions		3

ITEM 3:	DESCRIPTION OF THE BUSINESS		4

3.1	General		4
3.2	Mineral Properties		6

	3.2.1	The Ocampo Project	6
	3.2.1.2	Project Description and Location	7
	3.2.1.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography	11
	3.2.1.4	History	12
	3.2.1.5	Geological Setting, Deposit Types and Mineralization	12
	3.2.1.6	Exploration and Drilling	14
	3.2.1.7	Sampling and Analysis, Data Verification	15
	3.2.1.8	Mineral Resource and Mineral Reserve Estimates	17
		Table 1.1: Ocampo District Mineral Resources Summary	18
		Table 1.2: PGR Open Pit Area Reserves	19
		Table 1.3: PGR Open Pit Area Incremental Resources	19
		Table 1.4: Northeast Area Proven and Probable Reserves	19
		Table 1-5: Ultimate Pit Reserve Summary	20
	3.2.1.9	Development and Mining Operations	20
	3.2.1.10	Feasibility Study	22
		Table 1-1A: Key Economic Parameters of the Ocampo Project and
		Table1-1B: Gold and Silver Production from the Ocampo Project	22
		Table 1-2: Key Financial Indicators for the Ocampo Mining and Processing Operations	23

	3.2.2	The El Cubo Project (including the Las Torres Mine)	23
	3.2.2.1	Property Description and Location	24
	3.2.2.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	28
	3.2.2.3	History	28
	3.2.2.4	Geological Setting and Mineralization	29
	3.2.2.5	Exploration and Drilling	29
	3.2.2.6	Sampling, Analysis and Security of Samples	30
	3.2.2.7	Mineral Resources and Mineral Reserves	30
	3.2.2.8	Mining Operations	33
	3.2.2.9	Economic Analysis	34

	3.2.3	The Guadalupe y Calvo Project	36
	3.2.3.1	Property Description and Location	36
	3.2.3.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	37
	3.2.3.3	History	37

	3.2.3.4	Geological Setting and Mineralization	37
	3.2.3.5	Exploration and Drilling	38
	3.2.3.6	Sampling, Analysis and Security of Samples	39
	3.2.3.7	Mineral Resources and Mineral Reserves	39

3.3	Risk Factors		40

	3.3.1	No History of Profitability	40
	3.3.2	Reserve and Resources Estimates	40
	3.3.3	The Corporation May Not Achieve Its Production Estimates	41
	3.3.4	Mining Risks and Insurance	41
	3.3.5	Uncertainty of Exploration and Development Projects	42
	3.3.6	Integration of New Acquisitions	44
	3.3.7	Market Price of Gold and Silver	45
	3.3.8	Foreign Operations	45
	3.3.9	Property Rights, Permits and Licensing	46
	3.3.10	Uncertainties of Title	46
	3.3.11	Impact of Regulatory Requirements	47
	3.3.12	Impact of Environmental Laws and Regulations	47
	3.3.13	Capital Investment	47
	3.3.14	Conflicts of Interest	48
	3.3.15	Dependence on Key Personnel	48
	3.3.16	Increased Competition and Costs	49
	3.3.17	Stock Price Volatility	49
	3.3.18	Dilution	50
	3.3.19	Currency	50
	3.3.20	Lack of Hedging	50
	3.3.21	Dividends	50
	3.3.22	Compliance with Sarbanes-Oxley	51
	3.3.23	Possible PFIC	51

ITEM 4:	DIVIDENDS		52

ITEM 5:	DESCRIPTION OF CAPITAL STRUCTURE		52

5.1	General		52
5.2	Common Shares		52
5.3	Class A and Class B Preferred Shares		52

ITEM 6:	MARKET FOR SECURITIES		52

6.1	Trading Price and Volume		52
6.2	Prior Sales		53

ITEM 7:	ESCROWED SECURITIES		53

ITEM 8:	DIRECTIONS AND OFFICERS		53

ITEM 9:	LEGAL PROCEEDINGS		54

ITEM 10:	INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS		55

ITEM 11:	TRANSFER AGENT AND REGISTRAR		55

ITEM 12:	MATERIAL CONTRACTS		55

ITEM 13:	INTEREST OF EXPERTS		56

ITEM 14:	AUDIT COMMITTEE INFORMATION	56
Overview		56
The Audit Committee's Charter		57
Composition of the Audit Committee		57
Audit Committee Oversight		58
Reliance on Certain Exemptions		58
Pre-Approval Policies and Procedures		58
External Auditor Service Fees (By Category)		58

ITEM 15:	ADDITIONAL INFORMATION	59

SCHEDULE "A" – AUDIT COMMITTEE CHARTER		A1-A4

FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation's loan facility and dependence on key employees. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Annual Information Form, or in the case of documents incorporated by reference herein, as of the date of such document, and the Corporation disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

ANNUAL INFORMATION FORM

For the fiscal year ended December 31, 2006

Containing information as at March 29, 2007

ITEM 1: CORPORATE STRUCTURE

1.1

Name, Address and Incorporation

Gammon Lake Resources Inc. (the “Corporation” or “Gammon Lake”) has a head office located at 1601 Lower Water Street, Summit Place, PO Box 2067, Halifax, Nova Scotia B3J 2Z1.  The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By Articles of Amendment dated April 17, 1998, the Corporation changed its name to its current form of name, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis (the “Common Shares”)

1.2

Inter-corporate Relationships

The table below provides details with respect to the Corporation's direct and indirect wholly-owned subsidiaries.

Name of Subsidiary (1)	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Organization

Nature of Business

Gammon Lake Resources (Barbados) Inc. (2)	100% (direct)	Barbados	Holding corporation for Gammon Lake Mexico
Gammon Lake de Mexico, S.A. de C.V. (3)	100% (indirect)	Mexico	Operating corporation for the Ocampo Project
Gammon Lake (USA) Inc. (4)	100% (direct)	Arizona	Operating corporation for United States office administrative matters.
Gammon Lake (NS) Incorporated	100 (direct)	Nova Scotia

Holding corporation for inter-company debt

Mexgold Resources Inc. (5)	100% (direct)	Ontario	Holding corporation for Minera El Cubo and Metales
Compania Minera El Cubo, S.A. de C.V. (6)	100% (indirect)	Mexico	Operating corporation for the El Cubo Project
Metales Interamericanos, S.A. de C.V. (7)	100% (indirect)	Mexico	Inactive

Notes:

(1)

The Corporation and all of its subsidiaries are sometimes referred to collectively in this document as the “Corporation”.

(2)

Referred to in this document as “Gammon Lake Barbados”.

(3)

Referred to in this document as “Gammon Lake Mexico”. 2% of the issued and outstanding shares of Gammon Lake Mexico are held by Gammon Lake directly in accordance with Mexican corporate law requirements.

(4)

Referred to in this document as “Gammon Lake USA”.

(5)

Referred to in this document as “Mexgold”

(6)

Referred to in this document as “Minera El Cubo”.

(7)

Referred to in this document as “Metales”.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

2.1

Three Year History

During the past three years, the Corporation has focused on the exploration and development of its mineral interests in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as the “Ocampo Project”).    Ground breaking for the construction of the gold-silver mine and surface processing facilities at Ocampo began in early March 2005.  On February 1, 2006, the Corporation poured its first dore bars from the Ocampo Project.  The mill and the underground workings were completed during the third quarter of 2006.  During the year ended December 31, 2006, the Ocampo mine produced 77,798 gold-equivalent ounces1 (51,790 ounces of gold and 1,303,113 ounces of silver).  Combined production from the Ocampo and El Cubo mines amounted to 103,981 gold equivalent ounces1, (66,683 ounces of gold and 1,864,002 ounces of silver) during the year ended December 31, 2006.  In January 2007 the Ocampo mine reached commercial production, and Gammon Lake expects to produce 400,000 gold equivalent ounces (200,000 ounces of gold and 10.0-million ounces of silver) based on combined production from both the Ocampo and El Cubo mines in Mexico during 2007.  The Ocampo Project is described in this document under Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.1 The Ocampo Project.

In December 2002, February 2004 and February 2006 the Corporation made strategic investments in Mexgold until it owned approximately 23% of the issued and outstanding Common Shares of Mexgold. The two companies also had certain directors and officers in common.  On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares of Mexgold by way of a plan of arrangement, in exchange for the issuance of Common Shares of Gammon Lake, as described under Item 2.2: Significant Acquisitions.  As a result, Mexgold is now a wholly-owned subsidiary of the Corporation.  Mexgold, through its subsidiary Minera El Cubo, owns and operates the El Cubo gold-silver mine and certain related properties located in Guanajuato State, Mexico (collectively referred to herein as the “El Cubo Project”).   Mexgold has been producing gold and silver from the El Cubo mine since Mexgold acquired the mine in March 2004. The El Cubo Project is described in this document under Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.2 The El Cubo Project (including the Las Torres Mine).

In February 2006 the Corporation was awarded, through government lottery, concessions covering an additional 6,000 hectares surrounding the Ocampo Project (see Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.1 The Ocampo Project).

In the last three years the Corporation completed the following equity financings:

•

private placement of 15,715,000 Special Warrants at a price of CDN$7.00 per Special Warrant for gross proceeds of CDN$110 million completed on December 16, 2004 (each Special Warrant was converted into one Common Share upon the filing of a prospectus by the Corporation on January 12, 2005);

•

private placement of 3,334,300 Special Warrants at a price of CDN$6.50 per Special Warrant for gross proceeds of CDN$21.67 million completed on February 26, 2004 (each Special Warrant was converted into one Common Share on February 24, 2006);

•

private placement of 2,439,024 Common Shares at a price of CDN$6.15 per Common Share for gross proceeds of CDN$15.00 million completed on November 21, 2003; and

•

private placement of 5,390,625 Common Shares at a price of CDN$3.20 per Common Share for gross proceeds of CDN$17.25 million completed on August 15, 2003.

____________________
1 Gold-equivalent values are based on actual gold and silver prices realized upon sale and the sale of dore bars which are recorded at the time of shipping to the third-party refinery. Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

On October 14, 2005, the Corporation secured a credit facility with Scotia Capital Inc.  The facility is secured and consists of a two-year non-revolving facility of US$40,000,000, and a three year revolving facility of US$20,000,000.  Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, at LIBOR + 2.25%. For details, see Note 6 to the Corporation's audited annual financial statements for the five month period ended December 31, 2005.  In order to preserve the Corporation's corporate budget for production start-up at the Ocampo mine and fund the Corporation's investment in Mexgold made in February 2006, the Corporation entered into an agreement with the Bank of Nova Scotia and Société Générale (Canada) on February 24, 2006 to amend this credit facility to further increase the non-revolving credit limit to US$47.5 million.  On May 19, 2006, the credit facility was amended to increase the non-revolving credit limit to US$87.5 million.  At the same time, certain of the covenants and repayment terms were renegotiated in the Corporation's favour to allow for greater cash flow from operations for future corporate development and exploration activities. Under the restructured repayment schedule, payments of US$8,750,000 are due on a quarterly basis starting on December 29, 2006.  On September 30, 2006, the credit facility was further amended to add Mexgold and its subsidiaries to the credit facility, and to pledge their assets to secure the same. On December 18, 2006, the credit facility was further amended to increase the revolving credit limit to US$32.5 million. On March 29, 2007, the credit facility was further amended to postpone the automatic reduction in the revolving credit facility and to adjust the repayment schedule to reflect the drawdowns made by the Corporation under the credit facility.

2.2

Significant Acquisitions

In December 2002, the Corporation made a strategic investment by acquiring 5.0 million Common Shares of Mexgold for a purchase price of $500,000 ($0.10 per share).  At that time, Mexgold was a junior gold and silver mining company engaged in acquiring, exploring and developing precious metals projects in Mexico.  Subsequent to making this investment, Mexgold completed a reverse take-over transaction whereupon its common shares were listed for trading on the TSX Venture Exchange under the trading symbol, “MGR”.  At that time, Mexgold held a 100% ownership of five mining concessions encompassing the Guadalupe y Calvo gold/silver property (see Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.3 The Guadalupe y Calvo Project).

On February 26, 2004, the Corporation invested a further $11.8 million into Mexgold to maintain its 25% interest in the company.  This investment was part of a Mexgold private placement financing consisting of the sale of 22.5 million subscription receipts (the “Subscription Receipts”) at a price of $2.00 per Subscription Receipt for gross proceeds of $45,000,000.  Each Subscription Receipt represented the right to receive one Common Share of Mexgold and one-half of one Common Share purchase warrant (each whole warrant being exercisable for one Common Share at a price of $2.50 per share until February 26, 2006) upon completion of the acquisition by Mexgold of Minera El Cubo, which owns the El Cubo gold-silver mine in Guanajuato State, Mexico (see Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.2 The El Cubo Project (including the Las Torres Mine)).  The Corporation acquired 5.9 million Subscription Receipts out of the total financing for a total purchase price of $11.8 million on the same basis as all the other investors in the financing. On March 5, 2004, Mexgold acquired Minera El Cubo and the Subscription Receipts were exercised for common shares and warrants on March 15, 2004.  The El Cubo mine was in production when acquired, and additional exploration work has been undertaken since then to expand the resource underlying the property.

On September 7, 2004, Mexgold's subsidiary Metales entered into a lease agreement (subsequently taken over by El Cubo) with, a Compania Minera Las Torres, S.A. de C.V. (“Torres”), for the Las Torres Mine, immediately adjacent to the El Cubo Mine (see Item 3: Description of the Business - 3.2 Mineral Projects - 3.2.2 The El Cubo Project (including the Las Torres Mine)).

On February 26, 2006 as part of the exercise of the Mexgold warrants by all of the Mexgold warrant holders, the Corporation exercised the 2,950,000 Mexgold warrants it held for total proceeds of $7,375,000, again in order to maintain its pro rata share ownership of Mexgold.  As a result, the Corporation held a total of 13,850,000 Common Shares of Mexgold representing 23.1% of Mexgold's issued and outstanding shares on a non-diluted basis.

On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares and options of Mexgold by way of a plan of arrangement under the Business Corporations Act (Ontario),  in exchange for Common Shares and stock options of the Corporation on the basis of 0.47 Common Shares of the Corporation for each Mexgold Common Share, and stock options to purchase a proportionate number of Common Shares of the Corporation at a proportionate price (in each case based on the exchange ratio of 0.47 Common Shares of the Corporation for each Mexgold Common Share). The outstanding Mexgold Common Share purchase warrants were adjusted on the same basis in accordance with their terms so that they are now exercisable for Common Shares of the Corporation. The Corporation issued 21,838,033 Common Shares and options to acquire up to an additional 5,498,897 Common Shares of the Corporation. An additional 186,120 Common Shares of the Corporation are issuable on the exercise of the Mexgold warrants.   Immediately following the completion of the transaction, the former shareholders of Mexgold (other than the Corporation) held approximately 22% of the issued and outstanding common shares of the Corporation on a non-diluted basis.  As a result of the transaction Mexgold is now a wholly-owned subsidiary of the Corporation.  Details of the acquisition are provided in a Form 51-102F4, Business Acquisition Report which the Corporation filed in respect of the acquisition on October 20, 2006, and which is available on www.sedar.com.

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1

General

The Corporation is a mid-tier mining company which is also engaged in the exploration for and development of gold and silver deposits in Mexico.  Through its subsidiaries, the Corporation owns and operates the Ocampo gold-silver mine in Chihuahua State, Mexico, and the El Cubo gold-silver mine in Guanajuato State, Mexico, both of which are currently producing gold and silver.  Through its subsidiaries, the Corporation also owns the Guadalupe y Calvo gold-silver exploration project in Chihuahua State, Mexico, and leases the Las Torres gold-silver mine in Guanajuato State, Mexico, which is also currently producing gold and silver.

The Corporation's mineral properties are described under Item 3.2: Mineral Properties.

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewelry (approximately 75% of fabrication use). Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions. In addition, the world's Central Banks maintain gold reserves, partly to back their respective currencies.

Markets, Sales and Refining

Gold and silver can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available purchasers, the Corporation is not dependent upon the sale of gold or silver to any one customer or group of customers.  The Corporation currently does not have any long term contracts in place. Dore from the El Cubo project is refined by and sold to Met-Mex Peñoles S.A. de C.V (“Met-Mex”) under contract.

The following table sets out the Corporation's results of operations and its subsidiaries for the financial year ended December 31, 2006:

Results of Operations – 2006 CDN$ unless otherwise stated	Ocampo - Mexico	El Cubo - Mexico(2)	Corporate	Total
Revenue from mining operations	$53,527,140	$19,297,723	-	$72,824,863
Gold ounces sold	51,748	15,729	-	67,477
Silver ounces sold	1,302,807	585,517	-	1,888,324
Net earnings/(loss) before other items	$9,685,415	($4,115,650)	($29,646,946)	($24,077,181)
Production costs	$30,157,684	$12,859,327	-	$43,017,011
Refining costs	$388,632	$207,250		$595,882
Amortization and depletion	$11,061,961	$9,884,598	$318,226	$21,264,785
Total cash costs (per gold equivalent ounce) – US$(1)	$337	$408	-	$355

(1)

Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is C$1:00 = US$0.858

(2)

Includes production from the Las Torres mine which is adjacent to the El Cubo mine and is operated as one project.

Gold and silver concentrate recovered from the processing facilities are poured into dore bars. Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

Employees

As at December 31, 2006, the Corporation had approximately 726 full time employees.

Cycles

As a mid-tier mining company and an emerging producer of gold and silver, the Corporation will be subject to the cyclical nature of gold, silver and the metals markets generally.

Competitive Conditions

Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some companies have much greater financial and technical resources than the Corporation.

Environmental Liabilities

There are no known environmental issues that may impact the project.  The Corporation will be obliged to carry out site reclamation on its current projects at the end of their mine life, and expects to be able to finance the same from the revenues generated by such projects.

Foreign Operations

All of the Corporation's mineral properties are located in Mexico.

3.2 Mineral Properties

In this Annual Information Form, “Inferred Resources”, “Measured Resources”, “Indicated Resources”, “Measured and Indicated Resources”, “Proven Reserves”, Probable Reserves” and “Proven and Probable Reserves”, refer to the mineral classification categories prescribed in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.

3.2.1

The Ocampo Project

Scientific and technical information contained in this Annual Information Form relating to the Ocampo Project in Items 3.2.1.2 to 3.2.1.9 is based on information contained in the independent technical report titled "Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources & Reserves Technical Report" dated January 2006 (the "Mintec Report") prepared by Mintec, Inc. (“Mintec”), which report (available on www.sedar.com) is not incorporated by reference herein unless otherwise expressly provided for herein. The summary of the feasibility study in Item 3.2.1.11 - Feasibility Study is based on information contained in the bankable feasibility study dated November 29, 2004 and entitled “Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach – Bankable Feasibility Study” (the “KCA Report”) prepared by Kappes, Cassiday & Associates, Consulting Engineers (“KCA”), which report (available on www.sedar.com) is not incorporated by reference herein unless otherwise expressly provided for herein.  Item 3.2.1.7 - Exploration and Drilling also contains updates on the exploration activities conducted in 2006 and Item 3.2.1.10 - Development and Mining Operations also contains updates on the mining operations on the Ocampo Project.  This updated information and all technical data reported herein was prepared under the supervision of John C. Thornton, Chief Operating Officer of the Corporation, who is a “qualified person” for the purposes of National Instrument 43-101.

The Ocampo Project consists of 61 mineral concessions covering approximately 10,000 hectares, including an operating underground mine and open pit mine, near the municipality of Ocampo in Chihuahua State, Mexico.

In February 2005, the Corporation assembled a mine development and operations team to place the Ocampo Project into production, with KCA appointed for mill and heap leach construction and commissioning.  Ground breaking for the construction of the open pit mine and two surface processing facilities began in early March 2005.   The open pit mine commenced production in early 2006 and on February 1, 2006, the Corporation poured its first dore bars from the Ocampo Project. The mill and the underground workings were completed during the third quarter of 2006.  During the year ended December 31, 2006, the Ocampo mine (both the open pit and underground portions) produced 77,798 gold-equivalent ounces (51,790 ounces of gold and 1,303,113 ounces of silver).  In January 2007 the Ocampo Project reached commercial production, with production at an annualized production run rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10.0-million ounces of silver).

In December 2005, the Corporation announced the completion of an updated resource / reserve determination for the Ocampo Project which was prepared by Mintec.  Based on revised mineralized ore zones/veins using the additional information from new drilling and trenching by the Corporation, the revised estimate calculated proven and probable reserves of 4,190,000 ounces of gold equivalent, measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category, an 86% increase in proven and probable reserves and a 68% increase in measured and indicated resources from those developed for the KCA Report.  The Mintec Report sets out the updated resource / reserve estimate.

In February 2006, the Corporation was awarded, through government lottery, concessions covering an additional 6,000 hectares surrounding the Ocampo Project.

During 2006, the Corporation continued with exploration on the Ocampo Project with a view to further defining and enlarging the Ocampo deposit.  See Item 3.2.1.6 - Exploration and Drilling.

3.2.1.2    Project Description and Location

The Ocampo Project is located approximately 235 km west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

The concessions making up the Ocampo Project are held by the Corporation's indirect wholly-owned subsidiary, Gammon Lake de Mexico. All of the concessions are exploitation concessions.  The table below provides specific information about each of those concessions.

	Concession	Title #	Hectares	Expiry
1	El Peñol	214321	7.7817	5-Sep-2051
2	El Rayo	160307	12.0000	22-Jul-2024
3	Santo Niño	189284	19.3351	4-Dec-2040
4	La Resureccion	185243	37.5783	13-Dec-2039
5	La Escalera	218971	19.0191	27-Jan-2053
6	Maria	195211	8.5164	24-Aug-2042
7	La Gloria	168685	108.0000	1-Jul-2031
8	San Amado (1)	147733	46.2774	17-May-2017
9	El Mastuerzo (1)	150528	9.0000	27-Oct-2018

10	Nuevo Jesus Maria y Jose (1)	151997	13.6916	11-Nov-2019
11	Cubrio (1)	153207	7.0274	29-Jul-2020
12	San Martin (1)	155698	17.3725	27-Oct-2021
13	El Rayo (1)	155697	20.7301	27-Oct-2021
14	Balvanera (1)	192798	6.4538	18-Dec-2041
15	Mirasol	161866	10.0000	21-Jul-2025
16	La Fe	212201	39.0000	21-Sep-2050
17	La Estrella	147793	9.0000	27-Jun-2017
18	Santa Ana	165663	14.2640	27-Nov-2029
19	El Porvenir	224262	14.7819	21-Apr-2055
20	Alejandra	224263	469.8785	21-Apr-2055
21	Alejandra Uno	224268	505.6717	21-Apr-2055
22	Alma Fracc. II	224265	0.9249	21-Apr-2055
23	Alma Fracc. III	224267	3.9967	21-Apr-2055
24	El Hueco	189226	2.2141	4-Dec-2015
25	Santa Juiliana (2)	170141	10.1014	16-Mar-2023
26	Rosario de Oro (2)	170142	8.0000	16-Mar-2023
27	Belen(2)	170143	16.0000	16-Mar-2023
28	Lluvia de Oro(2)	170144	100.0000	16-Mar-2023
29	San Ramon(2)	170145	16.0000	16-Mar-2023
30	Estanislao (2)	170146	5.6672	16-Mar-2023
31	Candelaria (2)	170147	3.9913	16-Mar-2023
32	Altagracia (2)	170148	12.0000	16-Mar-2023
33	San Jose del Picacho (2)	170149	4.5879	16-Mar-2023
34	Matulera(2)	170150	9.4727	16-Mar-2023
35	San Jose y San Juan(2)	170151	24.7419	16-Mar-2023
36	Belgrado(2)	170152	7.2818	16-Mar-2023
37	Ampliacion de Altagracia(2)	170153	10.0000	16-Mar-2023
38	Krystal(2)	204194	1,657.9274	17-Dec-2046
39	San Juan(2)	191736	53.9147	18-Dec-2041
40	La Olvidada(2)	192048	105.0000	18-Dec-2041
41	Buenos Aires(2)	212551	19.6711	30-Oct-2050
42	Diez de Mayo	224269	23.7893	21-Apr-2055
43	El Faro	224266	4.4570	21-Apr-2055
44	Alejandra II	224264	29.4358	21-Apr-2055
45	Arco Iris	228270	5,646.4920	26-Oct-2056
46	Septentrion (3)	EXP 16/33230	684.3912
47	Septentrion I	226768	43.9497	27-Feb-2056
48	Arco Iris 1	228275	7.0230	26-Oct-2056
49	Arco Iris 1 Fracc. A	228276	2.2934	26-Oct-2056
50	Arco Iris 1 Fracc. B	228277	0.0572	26-Oct-2056
51	Arco Iris Frac. A (4)	226925	38.4554	30-Mar-2056
52	Arco Iris Frac. B (4)	226926	3.1825	30-Mar-2056
53	Arco Iris Frac. C (4)	226927	0.7542	30-Mar-2056
54	Arcoiris 2 Fracc. 1	228738	78.9379	17-Jan-2057
55	Arcoiris 2 Fracc. 2	228739	40.7238	17-Jan-2057
56	Arcoiris 2 Fracc.3	228740	11.5840	17-Jan-2057

57	Arcoiris 3 Fracc. 1	228721	250.1356	16-Jan-2057
58	Arcoiris 3 Fracc. 2	228722	11.9938	16-Jan-2057
59	Arcoiris 4	228741	1.6072	17-Jan-2057
60	Aroiris 5	228742	902.0732	17-Jan-2057
61	Anexas a Cubiro (5)	227212	16.2036	25-May-2056
		Total:	11,264.4124

Notes:

(1)

These concessions are subject to a royalty and certain contingent payments under the Minera Fuerte Agreement as described under Item Property Agreements, Payments, Royalties and Other Encumbrances.

(2)

 These concessions are subject to a royalty and certain contingent payments under the Soyopa Agreement as described under Item Property Agreements, Payments, Royalties and Other Encumbrances.

(3)

An application has been filed to obtain a 100% interest in a new concession, which covers the Septentrion Mining Claim.

(4)

The Arco Iris Claims were acquired by Gammon Mexico in terms of a Conveyance Agreement dated July 25, 2006, which is in process of being recorded in the Public Registry of Mining.

(5)

The legal representative of the estate of the owner of the concession has signed a promissory agreement for the transfer of the rights from this concession in favor of Gammon Mexico.  The execution of the definitive agreement is in process.

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest.  On March 20, 2002, Gammon Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa.  This agreement covers approximately 2,000 hectares.  The agreement is for 30 years for the initial and only payment of U.S. $20,000.  The agreement has been registered with the National Agrarian Registry.

It should be noted that some small concessions, held by others, exist within the Corporation's concession blocks.  These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Project.

Minimum Investment / Assessment Work

To keep the concessions in good standing a minimum investment or assessment work (“MI”) must be made or filed (as the case may be) each year.  The amount of the MI varies based on the size, age and type of the concession.  The required MI changes annually with the Department of Mines publishing a new list at the end of each year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years.  The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

For exploitation concessions, the annual amount of MI only varies with the size of the concessions.  The smallest concessions up to 30 hectares only have a requirement of 49.02 pesos per hectare or approximately CDN$5.12 per hectare.  Twenty-eight of the concessions are in that category.  As the concessions get larger the MI increases.  For 30 to 100 hectares the annual MI is 98.05 pesos or approximately CDN$10.24 per hectare.  Five of the concessions fall into that category.  The concessions that are greater than 100 hectares have a fixed fee per concession plus an amount per hectare.  Gammon has 2 concessions just over 100 hectares and the average MI is 203.87 pesos per hectare for the 105 hectares concession and 203.65 pesos per hectare for the 108 hectares concession or approximately CDN$21.28 per hectare.  The largest concession of 1,657.92 hectares has an MI of 787.13 pesos per hectare or approximately CDN$82.25 per hectare.

The average MI on the Corporation's 10,000 hectares of exploitation concessions is currently 518.45 pesos or approximately CDN$55.94 per hectare totaling CDN$559,410.00 (The exchange rate to calculate CDN equivalent is PESO$1.00 = CDN$0.1079, as at December 31, 2006).

MINIMUM INVESTMENT / ASSESSMENT WORK FOR EXPLOITATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

Mining Duty (Tax)

The rate of the mining duty (“MD”) depends exclusively on the age of the concession.  The rate changes each semester with the Mexico Department of Mines publishing the new rates in January and July.  The MD is due in both January and July.

MD RATES

(in Mexican Pesos per Hectare):

During the first year and 2nd year	4.60
For the 3rd and 4th year	6.88
For the 5th and 6th year	14.23
For the 7th and 8th year	28.63
For the 9th and 10th year	57.25
From the 11th year	100.79

 The rates are effective if paid during January, but if the payment is delayed, penalties and actualizations are accrued every month as published in the “Official Gazette of the Federation” of the Mexican government.

Most of The Ocampo Project mining concessions are subject to the high rate of 100.79 pesos per hectare, however, there are some others, including new ones that are subject to different rates.   The average rate of MD for the exploitation concessions is 50.12 pesos per hectare.

The total MD for the Ocampo Project concessions is approximately CDN$59,000 for 2007.

Property Agreements, Payments, Royalties and Other Encumbrances

Soyopa Agreement

Pursuant to an agreement dated March 1, 2000 and amended on August 17, 2000, April 24, 2001 and November 24, 2001 (as amended, the “Soyopa Agreement”) the Corporation purchased certain concessions now forming part of the Ocampo Project (i.e. those numbered 170141-170153, 191736, 192048, 204194 and 212551) from Soyopa.

Under the Soyopa Agreement, the Corporation is required to make an additional payment of US$7,000,000.  This payment is to be made in two separate instalments of which US$3,5000,000, the first of which was paid on February 17, 2007 and the second is to be paid on or before November 23, 2007.  However, in the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due and, in the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.  The obligation to complete the payment of US$7,000,000 is secured by a charge registered on the mining concessions.

In a related arm's length agreement with Compania Minera Global S.A. de C.V. (“Minera Global”) dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Agreement, an additional US$1,000,000 is due to Minera Global in the event of the sale of the Ocampo Project.

Minera Fuerte Agreement

In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (“Minera Fuerte”) covering 17 of the concessions that make up the Ocampo Project (the “Minera Fuerte Agreement”).  This agreement was amended December 2, 1999 and March 5, 2001, and includes a related agreement with Compania Minera Brenda, S.A. de C.V. dated February 21, 2003 (each a “Minera Fuerte Amending Agreement”).  Ten of the concessions were bought outright and 7 concessions were bought subject to the terms of the February 21, 2003 Minera Fuerte Amending Agreement (the “Minera Fuerte Buy-Out Agreement”).  With the Minera Fuerte Buy-Out Agreement, Gammon Mexico acquired a 100% interest in the Minera Fuerte Agreement in consideration for the grant of an 8% net profits royalty up to the maximum of US$2,000,000.  An additional US$250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto.  If the Corporation were to sell the property, the full US$2,000,000 would become dues and payable at that time.

The concessions subject to this agreement are numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789.

3.2.1.3

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property is accessed via Federal Highway 16, a major transportation route the northern Sierra Madre Mountains. The last 27 km of road is a government maintained gravel road from Cahuisori. The property is 310 km from the city of Chihuahua.  Alternatively the property can be reached from Highway 16 by a government maintained gravel road from Mycoba to Morris then east to Ocampo. The State of Chihuahua has two International airports located at the cities of Ciudad Juarez and Chihuahua. Within the State of Chihuahua there is over 4000 km of paved highway, 7,000 km of improved road. A railhead is present at La Junta and the State of Chihuahua contains 2,100 km of railway with connections to the rail lines in the United States.

Cool winters and mild summers are typical of the temperate climate in the Ocampo area. The rainfall occurs mainly during the summer monsoon season from July to September. Snow and rain occur sporadically during the winter months. The average annual precipitation is approximately 800 mm. The Rio Mayo and several of its tributaries have year around stream bed flow and lie south, east and west of the general project area. The required water for Gammon Lake's mining operations is supplied by a combination of rainfall runoff water catchments and ground water wells.

The pueblo of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government. Mining and forestry are the major industries in the area. An adequate workforce that is familiar with mining is present in the region. Approximately 30% of the current workforce lives in the immediate project area, and 80% live within the area including the state capital, Chihuahua.

Ocampo was connected to the national electrical grid via a 33kV power line in 2003. Normal telephone communications were established in September 2004. The power supply for the mining operations is generated by generators owned by the Corporation.

The Ocampo Project is within the Sierra Madre Occidental physiographic province, an incised plateau exhibiting characteristics of a youthful topography. The Ocampo Project area ranges in elevation from 1,600 m to 2,200 m and is located near the eastern edge of the Barranca (canyon) country. Vegetation in the area consists of pine and mixed pine and deciduous stands of trees. There is sufficient forestation in the area to support a number of sawmills although the government has recently imposed tree harvest restrictions.

3.2.1.4

History

Exploration of Northern Mexico by the Spanish started in 1554 and the first significant mineral discovery in Chihuahua occurred in the Santa Barbara district in approximately 1567.

Ocampo was discovered in 1804. The initial exploration and exploitation of the Ocampo deposits between discovery and the 1830s was hampered by the Mexican War for Independence, the ensuing expulsion of the Spaniards and the lack of available capital for mine development. Beginning in the 1830's the Mexican government began actively encouraging capital investments by English interests. This resulted in work being undertaken in the Refugio and Plaza de Gallos mines in the western part of the district. Veins in the northeast Ocampo project area were discovered shortly after in the 1840's.

In the late 1800's the government of Porfiro Diaz actively encouraged foreign investment and the development of the Ocampo mines was accelerated and from the 1880's until 1912, Ocampo had its greatest period of historical development. By the early 1900's the Green Gold-Silver Company had effectively consolidated the district. With the onset of the Mexican Revolution in 1912 mining in the Ocampo district was curtailed and restricted to small local operators. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.

In the 1930's with the rise in the official price of gold, activity in the area increased. In the period between 1939 and 1941, the predecessor company of Soyopa produced over 3.8 tonnes of gold and 59 tonnes of silver from one high grade ore shoot at the Plaza de Gallos mine. Small scale operators and gambesinos continued to operate in the area from the 1940's through the 1990's.

In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. This change in the Mexican mining laws accelerated exploration investment through out Mexico. In 1997, Mogul Mining NL (“Mogul”) entered into a joint venture with Soyopa. Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district. A total of 59 reverse circulation drill holes for a total of 6,288 m of drilling was completed. In 1999, Augusta Resources Corporation (“Augusta”) entered into an agreement to acquire Mogul's interest in the project. Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 m drilled. Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

In 1999, Gammon Lake entered the picture with an option to purchase 17 mining concessions in the area from Minera Fuerta.

In 2000, Gammon Lake entered a joint venture agreement with Soyopa. The joint venture agreement was replaced with a purchase agreement dated November 24, 2001. With the Soyopa Agreement Gammon Lake effectively consolidated the entire Ocampo mining camp for the first time since the Mexican Revolution of 1912.  Since this time, Gammon Lake has continued with the exploration and development of the Ocampo Project, as described under Item 2: General Development Of The Business - 2.1 Three Year History and Item 3.2.1.6 Exploration and Drilling.

3.2.1.5 Geological Setting, Deposit Types and Mineralization

Regional Geology

The Ocampo Project is located in the Sierra Madre Occidental (“SMO”).  SMO is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overlie a Precambrian through Jurassic basement. This is one of the largest unmetamorphosed andesite and dacite accumulations in the world. Erosion and uplift has created deep incised canyons and has exposed hydrothermal mineralization in the third dimension. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the border of the United States.

Volcanic stratigraphy in the SMO has been broken into two main groups consisting of the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”). LVG rocks dominate the project area and consist of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are also present. Toward the top of this group, the volcanics become more felsic. This group of rocks is host to the majority of the Au-Ag deposits exploited thus far in the SMO. UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcanoclastics. Textural and sorting characteristics indicate some of the units were deposed under basal surge conditions. This intense and prolonged volcanic activity probably produced the hydrothermal mineralization responsible for the numerous gold and silver mines in the area. On a regional scale the SMO is a relatively undeformed high plateau (Henry and Aranda-Gomez, 1992). Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO.

Ocampo District Geology

The two geologic units that are exposed within the Ocampo Project are the LVG and the UVG. These rocks are composed of andesites, rhyolite tuffs, andesite porphyries, flows and agglomerates which have been overlain by porphyritic andesites interbedded with agglomerates and capped by Oligocene tuffs. This system is part of a larger caldera that is about 60 kilometers in diameter. An age date of 28 millions of years is recorded for the upper most volcanic unit making the major part of the mineralization older than that date.

In general, Ocampo can be broken into two major structural areas, the Northeast (“NE”) area and the Plaza de Gallos Refugio (“PGR”) trend that extends from Alta Gracia in the southeast to beyond La Estrella in the west. This structural fabric is the result of movement along a series of northwest trending structures (Millenium Mining Association (“MMA”), 2000). MMA's work documents six major periods of deformation that were produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics.

The PGR area consists of a series of Northwest (“NW”) trending faults that jog across West Northeast (“WNW”) trending structures. Timing, geometric and kinematics support the hypothesis that the WNW fault zone is an oblique transfer zone that developed in order to accommodate movement along the NW faults. Another conclusion by MMA indicates that the NW trending structures are part of a district scale cymoid loop.

The NE area consists of a large northerly trending structure, the Belen-San Jose, which is intersected by the NW trending Aventurero and Rosario structures. Numerous North Northeast (“NNE”) fault segments bounded by bounded by NW faults are also present. The large north trending Belen-San Jose structure intersects the PGR trend in the La Pared area.

Deposit Types

Ocampo is a classic gold-silver epithermal mining district. The mineralogy and alteration present in both the PGR and the Northeast Ocampo project area are indicative of low sulphidation, quartz-adularia type epithermal systems.

The low sulphidation systems contain quartz veins, stockworks and quartz breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides. These minerals probably were deposited in a high level (epizonal) to near surface environment.

In the northwest portion of the Gammon Lake property, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits. This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level hydrothermal systems. The mineralization in the La Fe area is hosted by rhyolite and dacite rocks. These rocks and mineralization may be stratigraphically lower than the mineralization in the PGR Trend and the Northeast area. This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

Mineralization

The gold-silver mineralization in the project area is structurally controlled. Structures that strike N, WNW, NW, NE and East to West (“E-W”) all host mineralization that is potentially of economic grade. While the majority of potentially economic mineralization discovered to date is hosted andesite flows and agglomerates, all rock types contain mineralization and no single rock type has been shown to be more receptive to gold and silver mineralization.

The gold-silver mineralization is seldom found in discreet fissure veins at Ocampo. The majority of host structures consist of a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos, San Ramon and Refugio. An argillized halo is often present surrounding the silicified structures.

A second type of gold and silver bearing vein has recently been discovered in the northeast Ocampo Project area. Examples of this type of vein include Esperanza, Chica Rica and deeper portions of the Maria vein. Mineralization in these veins consists of semi to massive sulfides filing fractures and as disseminations in the wall rock sulfide.

The precious metal assemblage consists of fine grained electrum, acanthite and native silver. Occasionally ruby silver and cerargyrite have been noted in hand samples and core. The base metals include sphalerite, galena and chalcopyrite occur in minor varying amounts but have no economic importance. These veins do not appear to increase in concentration at further depths.

A study by MMA suggests that Copper, lead and Zinc along with gold and silver can be indicators for precious metal deposition. The same study found that depletions of Lithium, Barium, Sodium, Potassium and Titanium can also be an indication of precious metal deposition. Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

The gold-silver mineralization is known to occur in this area over a vertical distance of at least 750 m. This vertical distance is not known from just one deposit. It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 m and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 m.

3.2.1.6 Exploration and Drilling

Gammon Lake has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted of geological mapping, sampling both on surface and underground, diamond drilling and RC drilling from surface, diamond drilling from underground, and test mining.

A number of studies have been done off site. These include mineralogy, metallurgy, slope-stability, and preliminary economic evaluations. In 1999, the initial exploration was in the Northeast area. Geological mapping, sampling, and test mining was carried out at the old Brenda mine. In addition, 50 diamond drill holes were completed in the Northeast area. In 2000, detailed surface geological mapping, trenching and road building were carried out. An extensive drilling program was undertaken with a total of 180 reverse circulation (“RC”) and core holes completed. During 2000 and 2001, a program of underground mapping and sampling in accessible workings was carried out. An exploration drift was driven at this time into the Northeast area to provide greater drilling access.

In 2002 a portion of the property referred to as the PGR trend was placed under a joint venture agreement with Bolnisi Gold NL ABN (“Bolnisi”) and Bolnisi was named the operator. Bolnisi carried out further drilling, metallurgical testing and process design work and completed a feasibility study on open pit mining in the PGR area.

Gammon Lake continued to explore the Northeast area with diamond drilling in 2002, 2003 and 2004. In 2003, a ramp to access Northeast Ocampo veins was started. This program of underground development and drilling continued during 2004, 2005 and 2006.

Since 1997, the Ocampo project area has been the subject of a number of drilling campaigns by Gammon Lake and other operators. Gammon Lake has maintained the results of all the drilling completed since 1997.

Project wide, 52% of drilling has been completed with core, 48% using RC sample collection. Reliable operators have been used with no water inflow or other sampling problems being reported.

In the Northeast area the drilling has been predominantly by diamond core drilling. The first 20 holes of the 2002 drilling program were collared using RC methods and completed through the mineralized zone with core. All holes drilled since 2002 in the Northeast Ocampo project area have been diamond core holes. Underground drilling in 2000 and 2001 was done from drill stations prepared in old workings. Drilling from 2003 onward has been from drill stations constructed as part of the development of the underground mine.

At present, there are 2 surface drills and 1 underground drills working on the property.

Exploration and Drilling in 2006

During the 2006 calendar year Gammon Lake continued with a program of sill sampling and exploration drilling in the Ocampo underground project area, as the mine ramped up to commercial production. Underground exploration activity can be divided into three areas: New vein discoveries, exploration focused on moving Inferred Resources into the Measured and Indicated Resources category, and development of Measured and Indicated Resources for mining.

New exploration results from sill sampling in the Ocampo underground mine have resulted in the new discovery of high grade gold-silver zones on multiple levels of the underground mine. Samples were collected over a combined total of 767 m, resulting in average grades of 11.55 grams per tonne gold equivalent (5.47 grams per tonne gold and 304 grams per tonne silver) over average widths of 2.33m. The Balvanera structure is open to depth and the remaining structures are open in all directions. Sill samples were taken along each vein every 2.5 m. For example, approximately 24 samples were collected for every 60 m of drifting.

A total of 109 drill holes were completed in the Northeast underground project area at Ocampo during 2006, averaging 8.2 grams per tonne gold equivalent, over average widths of 2.9 m. These 109 drill holes contained 129 mill mining grade intervals above the 3.0 gram per tonne gold equivalent cut-off. Eight specific veins were targeted.

A total of 15 drill holes were completed in the open pit project area, and the high grade San Ramon ore body continues to provide the best intercepts to date. In particular, surface drill hole (“OG”), OG-317 contained 21 m grading 3.2 grams per tonne gold equivalent (1.42 grams per tonne gold and 89 grams per tonne silver). This includes 4.1 m of mill grade material grading 13.6 grams per tonne gold equivalent (6.05 grams per tonne gold and 376 grams per tonne silver).

3.2.1.7 Sampling and Analysis, Data Verification

Sampling Method and Approach

Sampling procedures have been consistent throughout the various programs conducted in Ocampo

The exploration surface samples were mostly in the form of channel chip samples that were collected by Gammon Lake employees or its predecessors. The samples were generally 3 m in length. The sample lines were surveyed by tape and compass methods and tied to the local grid using appropriate points of control.

Grade control sampling in the open pit area is based on trenches dug by a backhoe or excavated by hand. Sample length is 1 m.

During the 1999, 2000 and 2001 exploration programs, underground samples in old workings were collected using chip samples across channels. When necessary due to groundwater scaling, the face was cleaned prior to taking the sample. When the drift was in the vein, back samples were taken, usually with a single sample across the back. When the exposure was in a cross cut, a wall was sampled. Underground sampling in the Northeast Ocampo underground mine has been conducted according to a sampling protocol developed by Pincock, Allen & Holt in a report dated January 30, 2004. Channel samples are taken across the mineralized structures at 1.5 to 3 m spacing along exploration drifts and sills and in the stopes. Multiple samples, respecting geologic boundaries, are taken across the face, back or rib of the workings. In addition, Gammon Lake takes a production channel sample across the entire mined width.

Underground samples are treated as if they were drill holes and stored in the project database. To accomplish this task, each channel is stored with a channel identifier (“ID”), along with the location northing, easting and elevation mine coordinates.

Currently, Gammon Lake is placing mineral and waste material from the exploration/development ramp by the portal where it is loaded to 26 or 13-tonne mine trucks and hauled to the waste dump or ore stockpile areas. Separate ore stockpiles are kept for each vein. Samples from the “ore” stockpiles are taken after unloading and then the piles are flattened to create a “bench”. Gammon Lake maps the location of piles relative to the mine location(s) where the pile came from.

Sampling procedures for the RC drilling have been constant through out the various drilling programs. The samples were continuously collected in a cyclone. At the end of each sample run (5 feet or 1.5 m depending on the origin of the pipe) the sample was discharged through a Gilson Riffle. One half of the first split was split again to form a sample for assaying and a duplicate sample. In zones of poor recovery only one split was made. If the sample was wet due to injection or water inflow a rotary wet splitter was used to collect the sample in buckets before being double split through a riffle splitter. The drilling crew collected the samples. The quality of the samples was under Gammon Lake supervision. The recovery was logged using a qualitative scale of 1-3 and a notation generally made in the comments column in zones of poor recovery. An additional small sample was collected and placed in trays designed to hold RC chip samples. The chips were geologically logged on site.

The drilling crew boxed the core and Gammon Lake employees transported it to the core shack. In the core shack, the core was geologically logged with sample lengths indicated. When the sample lengths were determined, the core was split using an impact splitter with one half of the core being bagged and tagged for assay. The other half was returned to the core trays for storage.

The earlier Brenda holes (“BR”) and underground drill holes (“UGD”) used a sample length of 1 m. The surface surface drill holes (“ODH”) were sampled on 1.5m lengths. The current drilling is sampled at 4.5 m lengths until the stockwork beside the quartz breccia/vein is reached. At that point the sample length is reduced to 1.5 m to sample the stockwork. When the quartz breccia/vein is reached the sample length is reduced to 1 m in length and it usually stays that length until the end of the hole. The length of the samples may vary due to the thickness of the vein.

Sample Preparation, Analyses and Security

The handling procedure has always been the same throughout the project history. The bagged and tagged samples were turned over to ALS Chemex (“Chemex”) personnel at the site and Chemex took them directly to their sample preparation facility. The sample rejects are stored in Chemex's facility in Hermosillo. Chemex crushed the samples and prepared 200-300 g pulp samples. Ninety percent of the pulp will pass Tyler 150 mesh (106µm). The pulps were sent to Chemex in Vancouver for analysis.

Prior to late 2003 all samples were submitted to Chemex for analysis. In 2003 BSI Inspectorate (“BSI”) was contracted to refurbish and commission an on sight laboratory at the existing CRM mill. This lab was commissioned at the end of December 2003. BSI operated this laboratory as an independent contractor and was contractually obligated to perform the same quality assurance / quality control (“QA/QC”) procedures as at its commercial facilities. In addition for the first several month of operation a detailed check assay program was completed using Chemex. This work confirmed the lab was operating to industry standards. Gammon Lake took over the laboratory in June of 2005. The check assays are continuing to be sent to Chemex or Florin Labs (part of KCA).

A larger laboratory capable of +800 grade control samples with additional Atomic Absorption (“AA”) capacity for production solution analysis was constructed and completed in 2006.

All of the BR drilled by Gammon Lake in 1999 and year 2000 holes - ODH-60 to 80, including the Augusta holes and the first four Mogul holes - used a 30 g fire assay with AA finish for gold and Aqua-Regia extraction with an AA finish for silver. Assay values that exceeded 10 g Au/t or 100 g Ag/t were re-analyzed by fire assay with gravimetric finish. All Gammon Lake holes subsequent to drill hole ODH-80, were analyzed using a 1-assay ton sample for fire assay with a gravimetric finish for both gold and silver. Except for the first four, all of the Mogul holes utilized this same analytical method.

Chemex discovered a potential underestimation of silver values due to plugging of the AA pipette when using Aqua-Regia/AA methods. For this reason the mineralized zones from holes ODH-71 to 80 and a number of the 1999 BR holes were reanalyzed utilizing a 1-assay ton sized sample for fire assay with a gravimetric finish. This re-assaying by fire assay indicated that significant (order of magnitude) underestimating of silver had occurred in less than 5 percent of the samples that had been assayed using an Aqua-Regia/AA finish.

The Gammon Lake laboratory utilizes fire assay with gravimetric finish.

Security

The samples for assay are taken directly from the site to the Chemex facilities by the Chemex staff. The sample rejects are stored at Chemex's Hermosillo facility. The RC duplicate samples from the drilling prior to the 2002-2003 program are stored in a pole barn at a fenced and secured site near Picacho. This site has a 24-hour guard that lives adjacent to the site. Starting with the 2002-2003 drilling program the RC duplicate samples are stored in a locked building at the Soyopa complex below Picacho. The drill core in the early stages of the program was kept in a locked, closed and secure building near the Gammon Lake field office at the Fomento mill just north of the Northeast drilling area. This core has been moved and the entire core is now stored in a cement block buildings at the Soyopa complex. This facility is locked and secure and a security guard lives on the site. Pulps and sample rejects from the Gammon Lake laboratory are stored in a building adjacent to the laboratory.

Data Verification

Mintec has stored the entire database provided by Gammon Lake to be used for statistical analysis and for use in developing resource models for each designated ore deposit and vein area drilled. This data has been displayed to observe any specific obvious errors in collar and elevation locations such as hanging in mid air, or starting well below the surface where there are no openings. Also visually checked, were orientations of all drilling to ensure the correctness of the drill hole direction and length. Where there were obvious errors, the Gammon Lake geologists were conferred with, and appropriate data adjustments were made.

The approach to modeling first in section, and then in plan, gave Mintec many opportunities to question specific areas where, with no fault structures indicated, disjoint vein continuities might suggest numerical coordinate errors might exist. This potential error was encountered very infrequently, and immediately discussed and corrected, or observed and concluded by Gammon Lake geology to be correct.

In the Mintec Report, Mintec concluded that the assay database used for the PGR and the Northeast mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

3.2.1.8

Mineral Resource and Mineral Reserve Estimates

The mineral resource and mineral reserve estimates were calculated from 3-dimentional block models that represent the deposit utilizing commercial mine planning software developed by Mintec, Inc. called MineSight®. Mintec and Gammon Lake developed the original resource model of the PGR trend deposits and separately the Northeast deposit for the completion of the 2004 feasibility study with KCA.

The project limits are based on a local mine grid of 16,100 to 22,800 Easting, and 8,400 to 14,900 Northing. This area covers approximately 6.5 square km with the additional concessions granted in February 2006, the area covered is 43.55 square km. The elevation bounds are 1,000 m by 2,200 m. The block cell size for the open pit PGR deposit model measures 10 m east by 4 m north by 6 m high. The block cell size for the underground Northeast deposit model measures 2 m east by 4 m north by 4 m high. The ore block sizes were chosen to minimize dilution of the dipping ore zones, and for tight geological control for the high-grade veins.

Mineral Resources

Below are the resources summarized as measured and indicated classifications by area at a 3.0 g/t cutoff for the Northeast area, and at a 0.20 g/t cutoff for the open pit areas on the PRG trend. The estimate is effective as of January 6, 2006.

Measured resource classification is defined as up to 25 m from the closest composite and Indicated 75 m from the closest composite for the open pit model. The inferred classification, when appropriate to describe the underground resources over a very wide area, are those tonnages where the distance to the closest composite is greater than 75 m.

The inferred resource classification for the Northeast area, and deep vein potential at greater than 3.0 g/t gold equivalent on the PGR trend is summarized as a separate table below:

Table 1.1 – Ocampo District Mineral Resource Summary

The above was calculated using gold-equivalent cutoff grades of 3.0 g/t for Northeast underground and 0.2 g/t for open pit area.  Gold-equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50.  Note also that the numbers in the table may not tally perfectly due to rounding.

Total Ocampo Mineral Resources

			Gold		Gold		Gold Equivalent
Project Area	Gold (gpt)	Silver (gpt)	Equivalent	Tonnes	Ounces	Silver Ounces	Ounces
			(gpt)

Northeast Area Measures	5.47	242	9.50	1,529,000	269,000	11,911,000	468,000
Open Pit Area Measured	0.79	36	1.39	38,330,000	974,000	44,369,000	1,713,000
Total Measured	0.97	44	1.70	39,859,000	1,243,000	56,280,000	2,181,000

Northeast Area Indicated	4.10	197	7.40	3,389,000	447,000	21,438,000	802,000
Open Pit Area Indicated	0.91	43	1.62	40,532,000	1,186,000	55,650,000	2,114,000
Total Indicated	1.16	55	2.10	43,921,000	1,633,000	77,088,000	2,916,000

Total Measured and Indicated	1.07	50	1.90	83,780,000	2,876,000	133,368,000	5,097,000

Northeast Area Inferred	4.26	234	7.90	13,556,000	1,870,000	99,820,000	3,573,000
Open Pit Area Inferred	2.13	122	3.81	15,769,908	1,080,000	62,065,000	2,114,000

Mineral Reserves

The basis for the reserve estimation is the Learchs-Grossman pit optimization (“LGPO”) methodology using prices, costs and recoveries provided by Gammon Lake and KCA. The prices, costs and recoveries used are as follows:

Prices

Gold price ($/oz)

450.00 ($14.47/gm)

Silver price ($/oz)

      7.50 ($0.25/gm)

Costs

Mining ($/tonne of material)

 1.00

Pad Development ($/tonne of ore)

 0.50

Processing

Low-grade ore ($/tonne of ore)

        1.50

High-grade ore ($/tonne of ore)

        1.85

Total Cost

Low-grade ore ($/tonne of ore)

        3.00

High-grade ore ($/tonne of ore)

        3.35

Recovery (%)

  Gold

    Silver

Low-grade ore

    77

       46

High-grade ore

    87

       72

Two pit optimizations were conducted. The first included only measured and indicated classified material to determine the ultimate pit geometry without roads that can be used as a guideline for pit design with roads. A second optimization was run using all measured, indicated and inferred material to determine the largest aerial extent of an ultimate pit in order to determine more appropriate locations for waste dumps and other facilities.

The proven and probable reserves of the open pit area are shown in the table below.  The estimate is effective as of January 6, 2006.

Table 1.2 – PGR Open Pit Area Reserves

Proven and Probable Reserves at the Open Pit Area
					Gold	Silver
	Gold (gpt)	Silver (gpt)	eAu (gpt)	Tonnes	Ounces	Ounces	eAu Ounces

Proven Reserves
Low-Grade Open Pit	0.24	8	0.4	19,370,000	149,000	5,232,000	236,000
High-Grade Open Pit	1.73	83	3.1	13,775,000	766,000	36,673,000	1,379,000

Probable Reserves
Low-Grade Open Pit	0.22	8	0.4	10,199,000	72,000	2,755,000	118,000
High-Grade Open Pit	1.73	80	3.1	14,385,000	800,000	37,003,000	1,417,000

Total Proven and Probable	0.96	44	1.7	57,729,000	1,788,000	81,753,000	3,151,000

Waste Material is 182,477,000 tonnes at a Strip Ratio of 3.16 : 1

The above was calculated using gold-equivalent cutoff grades of 0.2 g/t for low grade and 1.0 g/t for high grade.  Gold-equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50.  Note also that the numbers in the table may not tally perfectly due to rounding.

The potential incremental measured and indicated resources below the above reserves are shown in the table below.

Table 1.3 – PGR Open Pit Area Incremental Resources

Remaining Measured and Indicated Resource
	Gold (gpt)	Silver (gpt)	eAu (gpt)	Tonnes	Gold Ounces	Silver Ounces	eAu Ounces

Measured	0.35	19	0.7	1,667,000	19,000	1,038,000	36,000
Indicated	0.62	40	1.3	4,389,000	87,000	5,642,000	181,000
Total Measured and Indicated	0.55	34	1.1	6,056,000	106,000	6,680,000	217,000

The above was calculated using gold-equivalent cutoff grade of 0.2 g/t.  Gold-equivalent values are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50.  Note also that the numbers in the table may not tally perfectly due to rounding.

The proven and probable reserves for the northeast and open pit areas are shown in the tables below.

Table 1.4 – Northeast Area Proven and Probable Reserves

Northeast Project Proven & Probable Reserves
			Gold				Gold
	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Proven Reserves
Northeast Underground	4.70	220	8.4	1,569,000	237,000	11,052,000	421,000
Probable Reserves
Northeast Underground	4.38	219	8.0	2,385,000	336,000	16,778,000	616,000

Total Northeast Underground	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000

Table 1.5 – Ocampo Proven and Probable Reserves

Ocampo Proven & Probable Reserves
			Gold				Gold
Project Area	Gold	Silver	Equivalent	Tonnes	Gold	Silver	Equivalent
	(g/t)	(g/t)	(g/t)		Ounces	Ounces	Ounces
Northeast Area	4.51	219	8.2	3,954,000	573,000	27,830,000	1,037,000
Open Pit Area High Grade	1.73	81	3.1	28,160,000	1,566,000	73,633,000	2,793,000
Open Pit Area Low Grade	0.23	8	0.4	29,569,000	221,000	7,987,000	354,000

Total Ocampo	1.19	55	2.1	61,683,000	2,360,000	109,450,000	4,184,000

3.2.1.9 Development and Mining Operations

The Ocampo Project consists of (i) an underground mine which uses standard underground mining equipment and is designed to produce 1,500 tonnes of ore per day and (ii) an open pit mine with a 11,400 tonne per day heap leach. For the production of gold and silver from the Ocampo project during 2006, see Item 2.1 Three Year History and Item 3.1 General – Markets, Sales and Refining.  The Ocampo Project has an expected payback period of twenty months from the commencement of production.

The Open Pit Mine

Open pit mining at Ocampo utilizes multiple benching (6 m or 9 m bench heights), with excavation in 3m lifts (split benching) in select ore areas.  The mining operation currently consists of five open pits mined in sequence.  Over the mine life, six pits will be mined.  The ore produced from the pits is sorted at the mine face into very high-grade ore (“VHG”), high-grade ore (“HG”), mid-grade ore (“MG”), low-grade ore (“LG”), and very low-grade ore (“VLG”).  All ore grades are primary crushed in the same crusher, transported via overland conveyors, and stacked on separated stockpiles.  Low grade ore is passed through a standard cone crusher, and then stacked on the heap leach pad feed stockpile.  High grade ore is passed through a standard cone crusher, then a shorthead cone crusher, and then stacked on the heap leach pad feed stockpile.  The mixed grades are reclaimed from the heap leach pad feed stockpile, transported via a series of conveyors, and then stacked on the heap leach.  Ore on the heap is leached with barren cyanide solution from the mill barren tank, and pregnant heap solution is pumped back to the mill for processing in the recovery plant, which uses the Merrill Crowe process from extracting the gold and silver from the leach solution.  For the time being, VLG material is being stockpiled for future processing, and VHG is crushed and stockpiled on the west side of the Primary crusher for truck movement to the mill.

The Corporation has developed 13 km of pit roads since June 2005.  As at December 31, 2006, 2,585,603 tonnes of ore have been stacked on the heap leach pad, and was under leach. The primary crusher, capable of crushing up to 20,000 tonnes per day (7.0-million tonnes per year) is operating and presently feeding a 6,000 tonne per day (2.1-million tonne per year) high-grade secondary/tertiary crushing facility that was commissioned in early January 2006, and also 7,000 tonnes per day low grade crushing facility.

Initial production began in the Conico deposit, and current production is from all major pit areas on the PGR.  The Corporation has been placing ore on the heap leach pad since early January 2006, building up to design capacity of 6,000 tonnes per day through the high-grade circuit.  The low-grade circuit was completed in Q2 of 2006 and is processing an additional 7,000 tonnes of low-grade ore per day to the heap leach pads.

According to the KCA Report, the open pit mine is expected to have a mine life of seven years, with reduced production in the seventh year.  Based on the updated Mineral Resource and Mineral Reserve estimate provided in the Mintec Report, the Corporation estimates that the open pit mine will have a mine life of 11 years.

 The Underground Mine

The Corporation is utilizing a combination of cut and fill, shrinkage stoping and long hole mining methods at the Ocampo underground mine.  The mine is operated using standard trackless underground mining equipment and is designed to produce 1,500 tonnes of ore per day.  Ore will be hoisted to surface via a shaft.  The collar of the shaft is adjacent to the milling facility, thus reducing haulage costs.  Waste rock from the development headings and ramps are used as stope backfill wherever possible to minimize haulage costs.  Engineering and design at a feasibility study level was completed for a 550,000 tonne per year (1,500 tonnes per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment.

Gold and silver concentrate recovered from the recovery plant are poured into dore bars.  Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

According to the KCA Report, the underground mine is expected to have a mine life of six years, with reduced production in the sixth year. Based on the updated Mineral Resource and Mineral Reserve estimate provided in the Mintec Report, the Corporation estimates that the underground mine will have a mine life of 9 years.

Production during 2006

The Corporation produced its first dore bar from Ocampo on February 1, 2006 from the heap leach facility.  The Corporation has been mining in the open pit since January, 2006.  During the year, the Corporation mined 4,272,625 tonnes of ore and 12,954,869 tonnes of waste, for a 3.03:1 strip ratio.  The Corporation stacked a total of 2,585,603 tonnes of ore on the heap leach pad with an average grade of 0.94 grams per tonne gold, and 38.88 grams per tonne silver.  During the third quarter, the Corporation experienced some challenges due to the excessive rainfall in the Ocampo region.  The rainfall received in July and August impaired production from the heap leach pad, and impacted the Corporation's ability to stack at optimal levels.  Throughout the commissioning process, the Corporation had made modifications to the crushing facility and processed in excess of 10,000 tonnes per day in the fourth quarter.  The Corporation is installing a fourth crusher in the circuit which will increase the capacity from 11,400 tonnes per day to 13,800 tonnes per day, and expects this work to be completed by Q3 2007.  The Corporation has recovered a total of 51% of the total gold and 26% of the silver placed on the pad to date.  The heap leach pad contains approximately 24,583 recoverable gold ounces and 1,065,798 recoverable silver ounces as at December 31, 2006.

The Corporation commenced its commissioning process of the mill in August, 2006 with the introduction of low-grade ore.  Commissioning continued through December with the introduction of higher grade ore.  In December, the Corporation shut down the mill for two weeks in order to make final modifications to the tailings filter plant.  This allowed the mill to achieve its designed capacity of 1,500 tonnes per day.  During 2006, the Corporation processed 100,753 tonnes through the mill, with weighted average grades of 3.79 grams per tonne gold, and 199.5 grams per tonne silver (7.78 gold equivalent grams per tonne).  The mill produced 9,272 ounces of gold during the year, and 415,584 ounces of silver (17,584 gold equivalent ounces).  There were an additional 1,950 ounces of gold and 155,009 ounces of silver in process at December 31, 2006.  The recoveries in the mill have been at feasibility study levels of 96% on gold and 93% on silver.

Taxes

There are four taxes that are applied to the project that are of primary concern: the tax on corporate profits, the net assets tax, the value added tax (“IVA” using the Spanish acronym), and the diesel fuel tax (“IEPS”).  The general Mexican tax rates applicable to the project went from 30% in 2004 to 29% in 2005 and were reduced to 28% in 2006 and thereafter.  The net assets tax in Mexico is essentially a minimum tax for a project and is applied at a rate of 1.8% of the depreciated value of the project's assets.  This is the minimum tax to be paid by the project and is only paid to the extent of the amount the net assets tax exceeds the amount of corporate tax due. In addition, no net assets tax is due during the development stages of a project, and the tax is not due during the first three years of project operations. IVA is administered at various rates depending upon the materials or services purchased. Generally speaking the IVA rate most applicable to the Ocampo Project is 15%.  The Ocampo Project will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses.  Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. If the fuel is used off-road and in a qualifying project, the tax is refundable, as is the case with the Ocampo Project.

3.2.1.10 Feasibility Study

On November 29, 2004, KCA prepared a bankable feasibility study (the KCA Report) on the Ocampo Project.    The conclusions reached by the KCA Report as to production and capital and operating costs are summarized below, together with the key assumptions and parameters on which the report was based.

TABLES 1-1A and 1-1B. Key Economic Parameters of the Ocampo Project and Gold and Silver Production from the Ocampo Project

 (1)

Total pre-production capital expenditure was estimated at $104 million.  Capital expenditure for the operating units does not include other costs such as Administration Building, Camp and Mess Hall, Laboratory, Warehouse, Mobile Equipment, Fencing, Potable Water Distribution, Sewage Disposal, Power Supply and Distribution, Site Preparation, Water Supply and Working Capital.  Year zero underground development, needed to develop the mine prior to production, is a continuation of existing activities; these operating costs are not included within the feasibility study budget.

(2)

Operating expenditure for the operating units does not include other costs such as General and Administration, Geology and Engineering, Costs of Bullion Sales, Camp and fuel tax.

(3)

Years 1 to 5; year 6 is end of underground mine life and the mill does not operate the full year.

(4)

Years 1 to 6; year 7 is end of open pit mine life and the mine production is reduced.

(5)

Diluted mine production grades.

Table 1-2. Key Financial Indicators for the Ocampo Mining and Processing Operations

(1)

Cash cost does not include capitalized annual underground development costs, but these are included as costs when calculating the Net Annual Cash Flow.

(2)

Years 1 to 5; in year 6 the underground mine is at end of mine life and does not operate the full year.

(3)

Average over the 7 year mine life.

The KCA Report envisaged an underground mine with a 1,500 tonne/day agitated cyanide leach plant, and an open pit mine with an 11,400 tonne/day heap leach (the current heap leach design is for 13,000 tonnes per day), gold accounting for about 60% of the recovered value, and silver accounting for the balance.  Project life is seven years based on existing reserves, but development of known resources is expected to significantly extend the life.  For calculating economic performance, the KCA Report had the plant being constructed in year zero, and year one was considered to be a full production year.

The KCA Report was based on the resource and reserve estimates available at the time of the report in November 2004, which showed: (i) for the underground portion of the project, using a cut-off of 3.0 g/t measured and indicated resources of 4.065 million tonnes at a grade of 4.80 g/t Au and 227 g/t Ag containing 628,000 oz Au and 29,662,000 oz Ag; (ii) for the open pit portion of the project, using a cut-off of 0.3 g/t, measured and indicated resources of 32.192 million tonnes at a grade of 1.03 g/t Au and 37 g/t Ag containing 1,067,000 oz Au and 38,698,000 oz Ag; and (iii) proven and probable reserves of 33,556 million tonnes at a grade of 1.25 g/t Au and 52 g/t Ag containing 1,345,000 oz Au and 55,828,000 oz Ag. In the open pit, the reserve consists of a continuous high grade core, bordered by a halo of low grade material.  Overall waste:ore ratio is 4.99:1.  The cutoff between low grade ore and waste is gradational, and all material placed on the heap will be economic.  For current production capacity see Item 3.2.1.9. For the current Mineral Resource and Mineral Reserve estimates, see Item 3.2.1.8.

Reclamation costs have been estimated in this report and the total dollar amount required has been shown as an annual reclamation cost accrual during project operations. At the end of the project, Years 7 and 8, reclamation will be completed and the accrued money expended. For the cash flow analysis, reclamation costs have been deducted from the operating costs on a per ton of ore mined basis and inserted as outgoing cash flow in the last two years of the project, Years 7 and 8.

3.2.2 The El Cubo Project (including the Las Torres Mine)

Through the Corporation's wholly owned subsidiary, Mexgold, Gammon Lake holds a 100% interest in the El Cubo mine, consisting of 58 exploitation and exploration concessions that cover approximately 8,000 hectares. The El Cubo mine operates as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore.   Mexgold has been producing gold and silver from the El Cubo mine since Mexgold acquired the mine in March 2004.  In addition, Mexgold is conducting exploration activities in the area around the El Cubo mine in order to increase potential resources within the current El Cubo mine and to expand the resource base in areas outside of the current mine area.

The following description of the El Cubo and Las Torres properties is summarized in part from a report dated May 31, 2006, prepared for Mexgold by Glenn R. Clark, P. Eng.  of Glenn R. Clark & Associates Limited and Leonard R. Kilpatrick, P.Eng. of L.R. Kilpatrick Associates Inc. in accordance with NI 43-101 (the “GCA-LRK Report”).  Both Messrs. Clark and Kilpatrick are qualified persons under NI 43-101 and independent of Mexgold and Gammon Lake. The full text of the GCA-LRK Report is available under Mexgold's profile on the SEDAR at www.sedar.com.

The El Cubo and Las Torres mines are described together because they are adjacent to each other.

3.2.2.1 Property Description and Location

The El Cubo mine is located at the village of El Cubo in central Mexico.  El Cubo is approximately 10 km east of the City of Guanajuato. Guanajuato is the capital city of the State of Guanajuato.  The city of Guanajuato is approximately 275 km northwest of Mexico City.

El Cubo holds a 100% interest in 58 exploitation and exploration concessions that cover 8,086.99 hectares. The 58 concessions shown in the table below are free of any liens or encumbrances, except as set out below.  All of the concessions are exploitation concessions except as set out below.

Name of Concession	Concession Number	Expiration Date	Surface Area (hectares)
“Entre el Varal”	214132	Aug. 9, 2051	3.8977
“La Asunción”	214133	Aug. 9, 2051	10.0000
“Violeta”	214134	Aug. 9, 2051	75.6694
“Maria Fracc NE”	214135	Aug. 9, 2051	146.1390
“Violeta”	214136	Aug. 9, 2051	45.6837

“La Liberia”	214422	Sep. 5, 2051	67.8210
“Siglo XX”	214423	Sep. 5, 2051	43.7628
“Virjan”	214424	Sep. 5, 2051	49.0000
“Las Animas II”	214425	Sep. 5, 2051	79.5086
“San Antonio de los Tiros”	217998	Sep. 29, 2052	25.6113
“Paco”	217999	Sep. 29, 2052	188.2252
“Luisa Evelia”	157855	Nov. 29, 2022	22.2241
“Ntra. Sra. de los Dolores El Tajo”	R.F. 306	Sep. 8, 2011	7.2264
“El Durazno”	164988	Aug. 12, 2029	60.0000
“Santa Rosa”	157913	Dec. 6, 2022	20.5064
“La Fragua”	165653	Nov. 18, 2029	42.0000
“Ampl. De San Joaquin y Demasias”	4334	Sep. 8, 2011	7.7252
“San Joaquin el Fuere y Demasias”	R.F. 307	Sep. 8, 2011	12.5700
“Demasias de San Joaquin”	1925	Sep. 8, 2011	1.7717
“Canta Ranas”	210492	Oct. 7, 2049	98.5468
“La Providencia”	211859	July 27, 2050	256.7454
“Unificacion Villalpando Norte” (1)	211996	March 1, 2011	374.4603
“El Edén”	212009	Aug. 17, 2050	1675.7707
“San Patricio”	212168	Sep. 21, 2050	3.4634
“Dalia”	210951	Feb. 28, 2050	129.0207
“Gracias a Dios”	212534	Oct. 30, 2050	357.7608
“La Sauceda”	213305	April 4, 2051	748.0000
“La Palma”	213435	May 10, 2051	327.7095
“Marisela”	213751	June 14, 2051	135.9622
“La Palomas”	214260	Sep. 5, 2051	257.0432
“Guanajuato Nuevo”	214283	Sep. 5, 2051	60.0000
“Siglo XXI”	214614	Oct. 1, 2051	47.1809
“Los Pingüicos”	214742	Nov. 21, 2051	985.1100
“Olga Margarita”	215175	Feb. 7, 2052	416.8909
“Janet”	215176	Feb. 7, 2052	96.0000
“Don Guillermo”	215926	April 1, 2052	9.0808
“Huematzin” (2)	171591	Nov. 11, 2032	37.5000
“Socavón de los Alisos” (2)	182003	April 7, 2038	66.3687
“Santa Fe del Monte” (2)	154139	Jan. 25, 2021	15.3541
“El Cuarteto” (2)	182005	April 7, 2038	26.0910
“Ampliación de Pasadena” (2)	182006	April 7, 2038	3.3399
San Juan de Tacuitapa” (2)	182004	April 7, 2038	24.0000
“Albertina o La Merced” (2)	182007	April 7, 2038	5.9316
“Pimera Ampl De Albertina o la Merced” (2)	161513	April 24, 2025	8.8652
“El Chupiro” (2)	171840	June 14, 2033	13.3873
“El Cabrestante” (2)	165792	Dec. 10, 2029	9.0000
“La China” (2)	165797	Dec. 10, 2029	48.5754
“Minas Viejas” (2)	165794	Dec. 10, 2029	16.0000
“San Juan” (2)	165791	Dec. 10, 2029	37.3586
“Ampl de Cabrestante” (2)	165795	Dec. 10, 2029	89.0000
“Nueva Luz del Nayal” (2)	165796	Dec. 10, 2029	55.0000
“San Cayetano Animas y Prov.” (2)	181236	Sep. 10, 2037	30.9920
“Duranzo Prisco” (2)	165109	Aug. 22, 2029	43.7524
“La Libertad” (2)	165168	Sep. 11, 2029	48.1000
“Edelmira II” (2)	165245	Sep. 13, 2029	135.2726
“La Soledad” (2)	165669	Nov. 27, 2029	65.0000
“Ampl de la Fragua” (2)	164851	July 7, 2029	130.8850
“Unificacion Villapando Sur” (2)	206360	Oct. 20, 2011	289.1301
		Total Hectares	8,086,9920

(1)

The concession, “Unification Villalpando Norte” (211996), is subject to a right of way agreement with Torres (Las Torres is now under lease by Mexgold).

(2)

These 22 concessions are subject to a voluntary first priority mortgage which secures a US$7,000,000 loan made to El Cubo by the Mexican Mining Development Trust.

In addition, El Cubo leases from Torres the Las Torres mine complex that is adjacent to the El Cubo mine. The Las Torres property consists of 50 exploitation concessions covering 6,399.12 hectares.  All of the Las Torres concessions are exploitation concessions.  The Las Torres concessions surround the main operation portions of the El Cubo property and the Peregrina Mine portion of the Las Torres property covers the extensions of the mineral trend that is being mined at El Cubo.

Name of Mine and Concession	Concession Number	Expiration Date	Surface Area (hectares)
APOLO
APOLO V	203005	April 17, 2046	585.0664
APOLO IV	203006	April 17, 2046	809.2176
APOLO VII	203077	April 17, 2046	724.9594
APOLO III	203008	April 17, 2046	233.8254
PEREGRINA
PEREGRINA	180288	Mar. 23, 2037	323.5419
LA SEXTA	186429	Mar. 29, 2040	52.1038
SAN CARLOS	194281	Dec. 18, 2041	154.2048
APOLO XIII	215265	Feb. 13, 2052	43.5238
EL NAYAL	215266	Feb. 13, 2052	67.0292
MARISA	215272	Feb. 13, 2052	49.5707
APOLO VII-B	218427	Nov. 4, 2052	2.4349
APOLO VII-A	218436	Nov. 4, 2052	30.8877
MESA PAREDES FRACC. II	220316	July 10, 2053	1.2435
MESA PAREDES FRACC. 1	220417	July 24, 2053	285.1345
MES PAREDES	220769	Sept. 29, 2053	398.5968
VIOLETITA	220770	Sept. 29, 2053	2.0000
SIRENA
SAN RICARDO	147575	April 28, 2017	50.000
EL GATO	169129	Oct. 1, 2031	1.6080
DULCE	169130	Oct. 1, 2031	11.1045
EL CORONEL	172736	June 27, 2034	55.2314
SIRENA	180285	Mar. 23, 2037	327.6590
TARA	186252	Mar. 26, 2040	10.3645
LA SORPRESA	187499	July 4, 2040	32.0052
KARLA	187908	Nov. 21, 2040	30.7600
LOS TIGRES	189683	Dec. 4, 2040	23.6812
EL HALLAZGO	189869	Dec. 5, 2040	54.0000
ESTRELLA FRANCE No. 2	190206	Dec. 5, 2040	1.0216
MARCELA	191090	April 28, 2041	120.0000
EL MECO 2	191774	Dec. 18, 2041	54.6333
UNIFICACIÓN LAS TORRES	196528	Sept. 22, 2011	480.4178
APOLO	200721	Sept. 25, 2044	141.0500
APOLO II	200722	Sept. 25, 2044	149.1621
SAN RAUL	210797	Nov. 25, 2049	300.0183
EL SULFATO	211429	May 22, 2050	9.0000
LA BAILARINA	211790	July 27, 2050	17.9653
APOLO 1	211988	Aug. 17, 2050	129.4830
EL CEDRO
CANALES	168977	Aug. 30, 2031	21.0552
BELEÑA	191778	Dec. 18, 2041	30.2609
EL SANTO NIÑO	198142	Nov. 4, 2031	19.6008
EL CEDRO	198170	Aug. 30, 2031	83.8543
CONSTANCIA	198171	Aug. 30, 2031	43.0930
PURISIMA	198172	Aug. 30, 2031	37.2510
SANTANDER	198198	July 29, 2042	5.9522

BELEÑA NO. 2	198338	Nov. 18, 2043	1.7847
EL TRIUNFO	202861	April 1, 2046	93.7142
EL POPULO	202862	April 1, 2046	22.4139
GLORIA	202863	April 1, 2046	24.4354
LA CASUALIDAD	202864	April 1, 2046	11.2472
SAN VICENTE	202865	April 1, 2046	10.0000
REFORMA	203905	Nov. 4, 2046	231.9508
		Total Hectares	6399.1192

Las Torres Lease

Pursuant to the lease agreement with Torres, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years expiring in September 2009, with the right to renew for a further five year period. Annual lease payments total US$480,000 in the first year, and US$720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US$350 per ounce of gold, US$5.50 per ounce silver, with a minimum monthly royalty of US$20,000. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below US$300 per ounce gold and US$5.00 per ounce of silver.

The Las Torres lease agreement also includes use of the Las Torres mill complex, which is part of the Las Torres Mine. This plant is a modern 2,200 tpd hoisting, grinding and flotation processing facility. This plant has an estimated replacement cost of US$17 million. The plant is currently not in use, but as Mexgold plans to increase the production at the combined operation, the availability of this plant represents a potentially significant capital savings. Las Torres milling and processing costs are estimated to be US$8.00 per tonne. The availability of this plant represents a potentially significant capital saving if continued exploration identifies sufficient additional mineral resources to warrant expansion and the operating of this facility.

Minimum Investment and Taxes

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and it varies with the consumer price index.  The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July.  The following table sets out the total minimum investment and assessment work and the mining duty required annually to keep the El Cubo and Las Torres concessions in good standing

Concessions	Minimum Investment / Assessment Work	Mining Duty
El Cubo exploration concessions (3,570 hectares)	US$62,400	US$23,400
El Cubo exploitation concessions (4,517 hectares)	US$162,400
Las Torres leased exploitation concessions (6,399 hectares)	US$147,700	$36,600

Mexgold will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and the past work.

The concessions are for mineral rights only.  El Cubo and Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activity, an environmental permit is required. Mexgold currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

3.2.2.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Cubo is approximately 10 km east of the City of Guanajuato, the capital city of the State of Guanajuato. Guanajuato City is approximately 275 km northwest of Mexico City.  The area is accessible by daily plane service to the Leon airport, directly from the United States and many parts of Mexico. Leon is 45 km west of Guanajuato.

The Village of El Cubo surrounds the El Cubo mine offices and the level 4 adit. This village supplies some of the work force; however the majority of the workers come from Guanajuato and other surrounding villages. The El Cubo mine is connected to the national electrical grid. Mining has been the major industry in the area.  An adequate workforce that is familiar with mining, and the necessary support facilities, are present in the region.

The Guanajuato District is near the southern edge of the Mexican Central Plateau. South-eastern outliers of the SMO physiographic province cover the district. The offices at the mine are at an elevation of 2265 m and the mine ranges in elevation from 2647 m at the upper most level, level 180, to 1905 m at the lowest level (14th) in the El Cubo mine. The adjacent Las Torres mine is developed deeper to an elevation of approximately 1600 m. The original processing plants were built in a steep sided canyon up the valley from the town. The most recent mill was built on a hill side away from the town and closer to the upper levels and the San Lorenzo shaft.

The cold winters and mild summers are typical of the temperate climate in the area. The area is mainly devoid of trees, however, in the valleys and where reforestation has taken place, there are stands of trees. The encino tree that is found in the area is protected.  Some cattle grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops. Any farming activities would have to be considered subsistence. Although there is a reasonable amount of rainfall each year there are no large bodies of water or large rivers nearby. The required water is supplied from the mine and the recycled water from the tailings impoundment facilities.

3.2.2.3 History

Silver and gold have been mined in the Guanajuato area for approximately 450 years. The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at 6 million ounces of gold and 1.2 billion ounces of silver. The El Cubo mine and the adjacent Peregrina mine account for a large part of the gold that has been mined in the District.

In 1995 production was expanded from 350 to 800 tpd and then further increased to 1400 tpd in 2001. The expanded throughput of the mills saw a decrease in ore grade after each expansion. The decrease in ore grade was probably due to insufficient working places to supply the increased tonnage to the mills and the tonnage shortfall was made up using low grade material from old stope fill. As there was a tonnage shortage there probably was less emphasis on grade control, giving increased tonnages mined but at a lower grade.

El Cubo was purchased by Mexgold in March 2004.

The Las Torres mine and mill complex owned by Torres was leased by Metales in September 2004.  The lease is now held by El Cubo. This property has been in production for many years, especially the adjacent Peregrina mine.

Gammon Lake and Mexgold completed a business combination in August, 2006, whereby Gammon Lake acquired a 100% interest in Mexgold.

3.2.2.4 Geological Setting and Mineralization

The eastern part of the Guanajuato Mining District where El Cubo is located is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks.

There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The veins systems from west to east are known as La Luz, Madre and La Sierra systems. These systems are generally silver rich with gold to silver ratios from 1:72 to 1:214. They are known along strike for 10 to 25 km. The known vertical extent of the economic grade mineralization is considered to be up to 550 m, however, the mineralization at El Cubo is known to extend more than 800 m vertically.

The veins at El Cubo are found in all of the formations and are not rock type specific. The principal host rocks for the ore shoots are the Guanajuato Conglomerate for the lower ores and the Bufa Rhyolite for the upper ores. The mineral deposits in the El Cubo area are all related directly to faults. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. The veins formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit.

There are approximately 36 veins within the El Cubo mine area that are included within the mineral resource estimations. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. In the adjacent Las Torres Mine the veins are developed down to an elevation of approximately 1600 m.

The economic mineralization at El Cubo is gold and silver. During World War 2 some selenium was recovered and sold.  Base metal values are generally absent, except for small amounts of chalcopyrite. El Cubo appears to be a low sulphur system with abundant pyrite, but no arsenopyrite.

3.2.2.5 Exploration and Drilling

There was very little drilling from the surface by previous operators.  Both Mexgold and, after the acquisition, Gammon Lake, have invested in increasing exploration work on the property.  Diamond drilling from surface was started at the end of June 2004 and to the end of 2006, 228 holes were drilled.

Mexgold's exploration program at the El Cubo – Las Torres Mine Complex has been focused on two key objectives: (a) to increase production within the current El Cubo mine, and (b) to expand the resource base in areas outside of the current mine area.  Initially, increasing mine production was the first priority, and approximately 70% of Mexgold's resources were allocated to this task. As mining efficiencies have improved and production increased, Mexgold has been able to shift emphasis to exploration within the historic Guanajuato District. This increase in district-wide exploration has been enhanced by the Las Torres property acquisition, which has provided Mexgold access to almost the entire Guanajuato District. This has enabled Mexgold to expand the current 60,000-metre exploration drilling program at El Cubo to a district wide exploration program. A total of 95 new drill holes were drilled in 2005. As a result of this drilling, three significant targets of interest have been developed outside of the main El Cubo mine area. These include the La Loca, a northwest trending vein complex, currently being accessed from Las Torres and scheduled for production this year; the Phoenix, a significant vein swarm southeast of the main Peregrina mine, capable of hosting both bulk tonnage mineralization and high grade gold and silver veins; and the Veta Madre, a potential moderate grade bulk tonnage open pit heap leach target.  These three targets represent areas outside of the current mine area and have been identified by positive exploration results as areas with significant potential to increase mineable resources on the Mexgold property.

In 2006, an additional 115 new drill holes were completed at El Cubo, producing 62 intervals above a 3.0 gram per tonne cut off grade.  During this round of exploration drilling an offshoot of the Imaculada Vein, the Ciento Setenta Ocho Vein, was discovered and represents a new exploration area of particular significance.  Initial exploration drilling on this structure returned 8 intersections in 5 holes with a weighted average of 2.4 m grading 10.81 grams per tonne gold and 753 grams per tonne silver.  Mexgold will conduct further drilling to better define the full extent of this potential high grade ore body.  The data collected from this exploration drilling will be compiled to further expand the current resources and reserves at El Cubo.

3.2.2.6 Sampling, Analysis and Security of Samples

The El Cubo mine has an assay laboratory associated with the milling complex. This laboratory assays all of the mill samples, bullion and mine samples. The exploration samples from the drilling programs are sent to Chemex for analysis.

The sampling, handling and assaying methods used at El Cubo are consistent with good operational practice. The El Cubo laboratory has two buildings. One building is for sample preparation and one for the analysis. The laboratory can prepare and assay 250 samples per day. All of the gold samples are assayed by fire assaying with gravimetric finish. Every tenth sample is run in duplicate as a quality check. Although there has been some comparison of assays with other laboratories, there is not a regular and standard procedure to do this.  In their report dated April 12, 2004, which was relied upon by the authors of the GCA-LRK Report, Chlumsky, Armbrust and Meyer, LLC examined eleven headgrade samples that were assayed both at the El Cubo and Peñoles Las Torres Laboratories (“Peñoles”). The Peñoles results were consistently 6% higher in silver and 1% higher in gold. This consistent relationship between the two laboratories shows good repeatability of the analysis.  The real test of the analysis is whether the analysis reflects the amount of gold that is eventually recovered when the bullion is sold. It appears that the assay results meet this test.

The mine samples are taken by the Geology Department for the initial resource and reserve calculations and for control in the mining phase. Channel samples are cut perpendicular to the veins at two metre intervals along the veins. The sample locations are marked with spray paint and can be relocated. The channels are cut on all vein faces, in drifts, x-cuts, raises and stopes. They are cut in the backs of the openings except in the raises where both walls are channelled. The channels are cut 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected on a canvas and any fragments larger that 2.5 cm are broken with a hammer. As these samples tend to be large, the samples are reduced in size at the sample site to 500-900 g by quartering and care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags and sent to the company laboratory. The channels are divided by geological divisions into a number of samples depending on the position of the vein or veins. If the mine opening is on a single vein the ideal sampling is a sample of the wall rock on each side of the vein and one sample of the vein. If there is more than one vein present, or it is divided by waste rock, then each of the divisions will be sampled separately.

For exploration samples, a new core handling and storage facility is being built at the site where the core is now being worked on. Drilling is being done both from surface and from underground. All of the core is processed at the same location and in the same manner. The core is placed in trays at the drill site. El Cubo transports the core trays to the central core facility. The core is washed and logged geologically. The geologist marks the samples for sampling. Samples are taken by splitting the core in half using percussion splitters. Half of the core is returned to the trays for storage and half of the core is placed in bags for shipment to the laboratory. The samples are shipped to Chemex in Hermosillo where they are crushed and pulverized. A 200-300 g pulp sample is sent to Chemex in Vancouver for fire assaying. Chemex stores the reject portions of the samples in Hermosillo. Chemex runs duplicate samples and standards to ensure that the assays are of good quality. The core facility in its current stage of construction is not a locked secure facility, however, a watchman is present when the geologists, samplers and core handlers are not present.

The Chemex laboratory is certified to meet the ISO 9001:2000 standards for quality assurance. This laboratory is used for all of the exploration samples. The El Cubo laboratory of Mexgold is not certified.

3.2.2.7 Mineral Resources and Mineral Reserves

During the many years of production, the methods used for calculating the resources and reserves have evolved. Some of the mineralized veins that were previously part of the resource are now exhausted and some of the mineralization is of a different character. In addition to the vein changes, the mining method has changed over the years.

Each year the El Cubo geology staff prepares a resource and reserve summary based on standard methods, with the criteria that have been developed over the years. The method of estimation did not seem to satisfy the changing needs of Mexgold and for 2006 the estimation method was modified to better reflect the grade of the ore that will be delivered to the mill.

All of the resource and reserve calculations previously were based only on channel sampling of the veins.  Until Mexgold acquired El Cubo, there was very little diamond drilling in these veins and drill intersections were not used in the estimations.  This is still the case for many of the veins in the El Cubo resource, however the results of recent drilling were considered along with the channel sampling in the veins that have recently been drilled.

The resource on the Las Torres property has been calculated in the same manner as the El Cubo resource.

As per the new resource / reserve calculation, proven and probable reserves amount to 4.65-million tonnes grading 3.24 grams per tonne gold and 183 grams per tonne silver.  Based on the reserve estimates below, it is estimated that the project will have a mine life of 10 years based on a production rate of 1,320 tpd (467,280 tonnes per year). Reserve figures are displayed by project area in the table below, and have been estimated in accordance with NI 43-101 and the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum:

Proven and Probable Reserves
Mineral Category	Gold (g/t)	Silver (g/t)	Gold Equivalent(1) (g/t)	Tonnes (000's)	Gold Ounces	Silver Ounces	Gold Equivalent Ounces
El Cubo
Proven	3.31	212	6.92	1,280	136,213	8,724,224	284,784
Probable	3.44	188	6.64	2,630	290,867	15,896,246	561,576
Total El Cubo Proven and Probable Reserves	3.40	196	6.73	3,910	427,081	24,620,470	846,360
Las Torres (Underground)
Proven	1.83	212	5.44	190	11,179	1,295,002	33,232
Probable	2.60	81	3.98	550	45,975	1,432,283	70,366
Total Las Torres Proven and Probable Reserves	2.40	115	4.35	740	57,153	2,727,285	103,598

Total Proven and Probable Reserves	3.24	183	6.35	4,650	484,234	27,347,755	949,958

(1)

Gold equivalent values are based on 58.7 grams of silver = 1 grams of gold, calculated based on a gold price of US$505 and a silver price of US$8.60.  Dilution is 50% zero grade. 95% extraction anticipated.  Proven and Probable reserves stated above are a subset of Measured & Indicated resources contained in the next table.

The Proven Reserve is the portion of the Measured resource (contained in the table above) that will be mined. The grade has been reduced to account for dilution during mining and the tonnage has been adjusted to reflect the allowance for mining pillars and other portions that will not be mined, as well as allowing for the additional tonnage from dilution. The Probable reserve is the portion of the Indicated resource (contained in the table above) that will be mined. The same grade and tonnage adjustments that were made for the Proven reserve were made for the Probable reserve.

Exploration efforts at the El Cubo – Las Torres Mine Complex have been focused on three key targets outside of the current El Cubo mine area; the La Loca Vein Complex, the Phoenix, and the Veta Madre. The Phoenix and the Veta Madre represent proposed bulk tonnage projects, potentially amenable to open pit mining methods. Through the implementation of this highly successful district wide exploration program, primarily focused on these three key areas, total Measured and Indicated resources have been estimated at 5.37-million tonnes grading 4.01 grams per tonne gold and 187 grams per tonne silver, containing 692,833 ounces of gold and 32,234,137 ounces of silver (1,241,770 gold equivalent ounces). Total Measured and Indicated resources are summarized in the table  below, and include all resources that have been moved to Proven and Probable reserves, as described in the previous table.  As before, the estimates of resources in ounces have been made in accordance with NI 43-101 and the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum.

Measured & Indicated Resources
Mineral Category	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) (1)	Tonnes (000's)	Gold Ounces	Silver Ounces	Gold Equivalent Ounces
El Cubo
Measured	4.96	318	10.38	900	143,518	9,201,330	300,214
Indicated	5.16	283	9.87	1,850	306,904	16,832,133	593,550
Total El Cubo Measured and Indicated Resources	5.09	294	10.11	2,750	450,422	26,033,463	893,764
Las Torres (Underground)
Measured	2.75	318	8.17	134	11,487	1,369,976	35,178
Indicated	3.90	123	5.99	385	48,273	1,522,463	74,200
Total Las Torres Measured and Indicated Resources	3.60	173	6.56	519	60,121	2,892,439	109,378
Las Torres (Proposed) Phoenix Pit
Indicated	2.72	49	3.53	2,100	182,291	3,308,235	238,629
Total Phoenix Indicated	2.72	49	3.53	2,100	182,291	3,308,235	238,629

Total Measured and Indicated	4.01	187	7.19	5,369	692,833	32,234,137	1,241,770

(1)

Gold equivalent values are based on 58.7 grams of silver = 1 grams of gold, calculated based on a gold price of US$505 and a silver price of US$8.60. Dilution is 50% zero grade. 95% extraction anticipated.

The cut off grade was 3 grams per tonne gold equivalent for the Measured and Indicated Resource. The Measured Resource is defined as being within 10 m from the sampling face, whether it is a stope, drift, cross cut, raise or drill hole. This can be in either direction from the sample face within the vein. The Indicated resource is defined as being 10-50 m from the sampling face and within the vein. The projection is limited to half distance to the next level or other sample area if that is less than 50 m.

The veins are channel sampled every 2 m along all headings, drifts, raises, cross cuts and the operating stopes. Separate channel samples are collected for the veins and wall rocks.

An additional 7.53-million tonnes, grading 3.51 grams per tonne gold and 172 grams per tonne silver remains in the inferred category, and contains 849,272 ounces of gold and 41,703,051 ounces of silver (1,559,462 gold equivalent ounces), as demonstrated in the following table:

Inferred Resources
Mineral Category	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Tonnes (000's)	Gold Ounces	Silver Ounces	Gold Equivalent Ounces
Underground
El Cubo	5.12	267	9.67	4,100	674,893	35,194,605	1,274,246
Las Torres	4.24	80	5.60	333	45,393	856,476	59,979
Total Underground Inferred	5.05	253	9.36	4,433	720,286	36,501,081	1,334,225
Proposed Pits
Phoenix	2.72	58	3.71	1,100	96,193	2,051,170	131,124
Veta Madre	0.51	56	1.46	2,000	32,793	3,600,800	94,114
Total Pits Inferred	1.29	57	2.26	3,100	128,986	5,651,970	225,237

Total Inferred	2.66	57	6.44	7,533	849,272	41,703,051	1,559,462

(1)    Gold equivalent values are based on 58.7 grams of silver = 1 grams of gold, calculated based on a gold price of US$505 and a silver price of US$8.60.

3.2.2.8 Mining Operations

Currently all of the ore is obtained from underground. The El Cubo mine employs conventional drill and blast mining methods to extract the ore. Access to the mining areas is by adits, ramps and shafts.

The ore at El Cubo is treated by conventional means. These are crushing and grinding followed by flotation and cyanidation with the gold and silver recovered from solution using the Merrill-Crowe process. The ore is processed in three milling facilities. Two of the mills concentrate the gold and silver minerals by standard flotation methods. The other mill treats the ore directly with cyanide to extract the gold and silver. The recovered gold and silver is sent to Met-Mex for refining and sale.

The ore zones are generally steeply dipping in the order of 70° and are generally narrow averaging 1.6 m wide. The mining of the veins is by a resuing cut and fill method. The ore is accessed from a ramp and a drift is driven along the length of the ore zone. The stope mining is started from the drift by drilling uppers into the ore zone in the back of the drift and then blasting. The broken ore is removed from the stopes with scoop trams and loaded into trucks for transportation. Depending on the location in the underground mine the ore is taken to surface for subsequent milling via a system of ore passes, shafts and rail haulages. If the ore zone is too narrow for a scoop to operate, then after the broken ore is removed the wall rocks are drilled and blasted with this waste rock being left in the stope as fill. The stopes are also filled with development waste rock as well as deliberately mined waste wall rocks. When there is sufficient fill in the stope, the vein in the back is once again drilled and blasted and the process continues. Each time a new back is exposed it is sampled for further control in the stopes. The resuing method should allow narrower veins to be mined with reduced dilution.

As mining dilution is a big factor in the mill head grades, the Corporation is actively working to reduce the dilution to a minimum. Overall awareness of the dilution problem is the first step in reducing dilution. The dilution is being reduced with better control of the drilling pattern and improved blasting techniques. Steps are being taken to reduce the waste to the mill by controlling the mucking of the ore and not allowing over mucking into the waste fill. This mining method allows for a high extraction rate and it is estimated that approximately 95% of the ore can be extracted. Low grade sections can be left behind as pillars.  In addition, in December 2004 Mexgold introduced shrinkage stoping to reduce the mining cost and reduce the dilution of the ore. However, the shrinkage method does not provide the bulk of ore for milling.

The long range plan developed by El Cubo in 2005 anticipated the mill processing to capacity in 2006 (467,280 t/y) and beyond. The current proven and probable reserves are sufficient for 10 years of production. The forecast grades for 2006 were 3.61 g Au/t and 196 g Ag/t.

From August 8, 2006 when Gammon Lake acquired Mexgold, to December 31, 2006, El Cubo produced a total of 15,729 ounces of gold and 585,517 ounces of silver (27,439 gold equivalent ounces). The overall gold recovery was 88.1% in 2006 compared to the average recovery from 2005, 96.1%. The overall silver recovery was 87.4% in 2006 compared to the average recovery of 89.1 % in 2005.  The head grade for 2006 was 3.07 g Au/t and 114 g Ag/t. Production from the El Cubo mine in August and September was lower than expected due to an extraordinary number of lightning and rain storms.  The El Cubo mine has low voltage transmission lines that lack proper lightning protection and caused frequent losses of power to the beneficiation plant.  During the month of September, the Corporation committed to a major upgrade of the electrical distribution system.  The Comision Federal de Electricidad (“CFE”) has since agreed to provide the Corporation with a new 115kv line with complete lightning protection to eliminate this problem in the future.  The Corporation also replaced some bearings in the ball mill which caused a production loss during the month of August.

El Cubo had a contract to sell its gold and silver production to Met-Mex, an arm's length, privately held corporation incorporated in Mexico.  The duration of this contract extended from December 24, 2003 to December 31, 2006.  After that binding period for both parties, the contract remains in force until any of the parties give notice in writing to the other about the termination of it, at least 90 days in advance to the termination date.  As of the date hereof, neither party has provided or been provided with a termination notice and the contract remains in effect.  Prices for sales in 2006 were set at market rates. In addition, El Cubo agreed to deliver to Met-Mex, 100% of its annual production for the year ended December 31, 2006 (44,700 silver ounces and 1,250,000 gold ounces).

The El Cubo mine is expected to have a mine life of ten years.

3.2.2.9 Economic Analysis

This section includes the planned production and estimated cash flow of the El Cubo mine based on the Proven and Probable Reserves. The cash flow has been done on a yearly basis for the 10 year life of the mine. All of the Proven and Possible Reserves are used in this cash flow estimate. This is in keeping with the directions in NI 43-101.

 In addition, the GCA-LRK Report puts forward a longer range plan that includes the Inferred Resources that may be mined underground and processed in the company's mills. As well as the underground mining, there is a conceptual plan that will mine some low grade ores from open pits and recover the gold and silver using a heap leach method. There are some known low grade rezagas in the stopes underground. These rezagas will also be processed on the heap leach.

It is important to remember that both of these plans are estimations as to what might happen. In particular, the long range 20 year plan is a preliminary assessment including Inferred and Indicated Resources that are considered too speculative geologically to have economic considerations applied to them and to be categorized as mineral reserves. Due to the uncertainty that may be attached to Inferred Resources, there is no assurance that Inferred Resourced will be updated to Measured and Indicated Resources or Proven and Probable Reserves as a result of continued exploration and development.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. The open pit is only conceptual at this stage as is the heap leach. The costs attributed to mining and processing the ores are reasonable estimates, however further drilling is needed to confirm the tonnes and grades of the resources in the open pits and the amount of waste that must be removed. The cost of establishing a heap leach has been estimated, however until the proper engineering of the site and the design of the heap leach process is done, the project remains conceptual. There is no certainty that the 20 year plan will be realized.

It is estimated that the Proven and Probable Reserves that have been identified at El Cubo and Las Torres will be sufficient for ten years at the full production rate of the company's mills. At this time there are no plans to activate the mill that is part of the Las Torres property lease. This plan is dependent on El Cubo increasing the mining rate as planned so that the mills can be run at capacity. This is probably the biggest risk factor in this evaluation.

The following table summarizes the forecast results based on the Proven and Probable Reserves and the assumptions set out in the table.  For more details, Shareholders should refer to the GCA-LRK Report.

El Cubo - Summary of Forecast Results
Gold price per ounce Silver price per ounce Gold-Silver Ratio Proven & Probable Reserves in gold-equivalent ounces	US$505.00 US$8.60 58.7 950,000

Production

Assumed Life of Operations

Maximum Milling Capacity (El Cubo only; tonnes per year)

Milling - tonnes

Heap Leaching - tonnes

Total Tonnes Processed

Contained Gold Equivalent ounces

Recovered Gold Equivalent ounces(1)

10 years 467,280 4,700,000 - 4,700,000 950,000 860,000
Life of Mine Average Operating Costs Per Tonne Milled Per Tonne Leached Per ounce of Gold Equivalent	US$41.29 US$0.00 US$223.32

Capital Development (Heap Leach) Sustaining Total	US$2,000,000 US$37,500,000 US$39,500,000
Total Cost of Production Operating Costs Royalties Capital Total	US$192,100,000 US$1,700,000 US$39,500,000 US$233,300,000
Total Cost on a per ounce of Gold Equivalent Basis Operating Costs Royalties Capital Total	US$223.32 US$1.93 US$45.90 US$271.15
Net Present Value at 0% discount Net Present Value at 7.5% discount	US$138,800,000 US$101,800,000

(1)

Assuming a mill recovery rate of 91.64% for gold and 89.12% for silver.

The following table summarizes the forecast economic analysis for the El Cubo mine.

El Cubo - Projected Life of Mine Cash Flow (US$)
Gross Revenue Gold Silver Sub-Total	224,283.077 210,172,286 434,455364
Refinery Deduction Au Refinery Deduction Ag Refining Au $/oz Refining Ag $/oz Sub-Total	(1,682,123) (3,152,584) (112,964) (319,680) (5,267,351)
Less Peñoles Royalty Gold Silver Sub-Total	(924,865) (733,942) (1,658,807)
Net Revenue	427,529,206
Operating Costs Conventional Mining Milling Human Resources General Administration Office Overheads Sub-Total	(79,710,479) (47,309,835) (36,679,339) (9,025,735) (12,128,350) (7,272,215) (192,125,953)
Operating Margin	235,403,253
Development Capital	2,012,500
Sustaining Capital	39,479,130
EBITDA	195,911,622
Taxes	57,144,299
After Tax Cash Flow	138,767,323

3.2.3 The Guadalupe y Calvo Project

The following description of the Guadalupe y Calvo properties is summarized in part from a report dated November 25, 2002, prepared for Mexgold by Clancy J. Wendt and Mark G. Stevens, C.P.G. of Pincock, Allen & Holt in accordance with NI 43-101 (the “PAH Report”).  The information on the exploration work done on the property since the date of the PAH Report is summarized from the material change report filed by Mexgold on August 16, 2005.  Jim McGlasson, C.P.G. and P.Geo, is the qualified person responsible for all technical data reported in that material change report pursuant to NI 43-101.  The full text of the PAH Report and the material change report of August 16, 2005 are available under Mexgold's profile on SEDAR at www.sedar.com.

3.2.3.1 Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is an exploration project in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300 km southwest of the city of Chihuahua.

The property consists of 4 contiguous concessions totalling 436.57 hectares. The titles are held by Minera El Cubo.

Name	Area (ha)	Concession Number	Type	Expiration
Guadalupe	100.00	159362	Exploitation	November 25, 2023
Ampl. De Guadalupe	28.00	211461	Exploitation	May 30, 2050
Guadalupe Tres	159.84	224430	Exploration	May 9, 2011
Guadalupe Tres	148.73	224250	Exploitation	April 22, 2055
Total Area (ha)	436.57

3.2.3.2 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The necessary infrastructure and a local workforce are both available. Mining and forestry are the major industries in the region.

Chihuahua has a well-developed transportation network with over 4,000 km of paved highways, 7,000 km of improved roads and 2,100 km of railway. International airports are located in the cities of Ciudad Juarez and Chihuahua. Access to Guadalupe y Calvo from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, approximately 271 km to the town of Guadalupe y Calvo. The project lies immediately to the south west of the town. An airstrip is also present near the town of Guadalupe y Calvo.  The nearest town, Guadalupe y Calvo, is located at the southern eastern edge of the project area and has an estimated population of 5,000 people. Guadalupe y Calvo is the seat of the municipal government.

The climate is temperate with cool winters and mild summers. Rainfall is erratic in terms of yearly precipitation and occurs mainly during the summer monsoon season. The average annual precipitation is approximately 800 mm. Vegetation consists of pine and mixed pine and deciduous forest.

On site facilities consist of a hacienda with offices, housing and dining facilities. The hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40 tpd mill with flotation recovery circuit is present along with various storage facilities.

3.2.3.3 History

Gold has been mined in the area from 1835, when what is now called the Rosario vein was discovered, until 1940. While accurate production records are not available for the period from 1835 to 1940, it is postulated that 2 million ounces of gold and 28 million ounces of silver were mined. The average grade of the production has been tentatively estimated at 37 g Au/t and 870 g Ag/t.  In 1978, the Compania Minera Los Maples de C.V. (“Los Maples”) acquired the property and installed a 42 t/d mill with a flotation circuit. A Merrill Crowe recovery system was present in the 1980's and used in a small heap leach.

In the 1980's various studies were done but no further exploration was done. In 1994, Glamis Gold Ltd. (“Glamis”) sampled the surface and underground. In 1996, limited mapping and sampling and bottle roll tests were done by V-Fund Investments (“V-Fund”). In 1998, Augusta Resource Corp. (“Augusta”) drilled 9 reverse circulation holes totalling 1,082 m on the San Francisco portion of the Rosario vein. One of the holes also intersected the Nankin vein.

In October 2003 Mexgold commenced drilling at Guadalupe and continued to May 2004. A total of 37 holes were completed. These holes intersected the San Francisco, Nankin, Zorilla and the Pertenencia veins. No work has been done on the property since May 2004.

3.2.3.4 Geological Setting and Mineralization

The Guadalupe project is located in the Sierra Madre Occidental physiographic province. In late Cretaceous and continuing on throughout the Tertiary, the Sierra Madre region was the site of intense volcanic and intrusive activity. Volcanic stratigraphy has been broken down into two main groups the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”). LVG rocks are the host of nearly all of the gold and silver deposits that have been found in the Sierra Madre to date.

Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs. The main structural feature in the project area is the Rosario fault complex. The Rosario structure strikes N 40º W and dips 45º to 50º to the west. Several east-west striking structures are present, including the Nankin, which dip approximately 35º to the south. The Concordia and El Sol structures strike N 60º W, and dip to the south. The Rosario breccia-vein complex splits into two distinct structures near its southern exposure, the footwall structure being the name Refugio. Mapping by Glamis indicates the Refugio structure has an almost due north strike and dips approximately 45º to 50º to the west. Its northerly extension appears to be covered by alluvium. As virtually no exploration has been done in the footwall of the main Rosario structure, it is possible that other 30º splay structures off the main Rosario structure may be present. The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult.

Guadalupe y Calvo is a classic gold-silver epithermal district and in general is classified as a pluton related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization, it is of the low-sulfidation quartz-adularia type. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems. The host Rosario structure is a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segments host classic ribbon veins and quartz breccias, the result of repeated opening of the host structure. The intervening fractured ground has been highly silicified and hosts quartz stockwork mineralization.

Detailed mineralogy has not been completed, but based on hand lens observations and cyanide leach characteristics, the dominant precious metal minerals are believed to be electrum and argentite. The fact that Los Maples employed a flotation recovery circuit to recover gold and silver would indicate that the precious metals are fine grained in nature. Pyrite with lesser and variable amounts of sphalerite, chalcopyrite and galena are also present.

Total width of the mineralized zone within the Rosario fault complex is up to 80 m. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 m.

Low sulfidation epithermal gold-silver mineralization is the result of pressure and temperature changes within a metal bearing hydrothermal system. Therefore economic gold and silver mineralization generally occurs within a distinct elevational horizon. Often silver content, along with base metals, increase as the bottom of the mineralized horizon is reached. Past mining operations at Guadalupe y Calvo have exploited high-grade gold and silver mineralization over a vertical range of approximately 250 m. Analysis of available data does not indicate a major increase in silver or base metal content with increasing depth. Both historic and modern data show that high-grade gold and silver mineralization is present in the lowest levels of both the Rosario and Nankin structures, therefore it is probable that mineralization continues.

Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip rather than the absence of high grade gold-silver mineralization.

3.2.3.5 Exploration and Drilling

Glamis, V-Fund and Augusta have conducted modern, well-documented, exploration activities in the area. In addition, Phillip Argall conducted well-documented underground exploration program in 1902. The results of these exploration programs are summarized in the PAH Report.

To date, the Corporation has drilled a total of 37 holes, including eight new holes announced in August 2004. Drilling has been conducted as part of a 30,000-metre exploration drilling program, announced early in 2004. Gold-equivalent grades from all drill holes to date with intercepts above a 3.0 gram per tonne cut off grade average 10.9 grams per tonne (4.22 grams per tonne gold and 437 grams per tonne silver), over an average interval of 2.1 m. Gold-equivalent grades to date from drill holes with intercepts above a 0.5 gram per tonne cut off grade average 2.3 grams per tonne gold equivalent (0.86 grams per tonne gold and 94 grams per tonne silver), over an average interval of 11.6 m. Results from the eight new holes returned 10 intercepts above a 3.0 g/t cut off grade, contained within 10 intercepts above a 0.5 g/t cut off grade.  The gold-equivalent values used above are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US$400 per ounce and a silver price of US$6.15 per ounce.

There was not enough drilling done to make any changes to the Inferred Resource that has been estimated in the PAH Report. The PAH Report Inferred Resource was based on the work by previous operators of the property.

3.2.3.6 Sampling, Analysis and Security of Samples

All of the drilling samples are available at the mine office building located near the town of Guadalupe y Calvo. This building is locked and a watchman is there to protect the building, its contents, and the samples.  Analysis of samples was performed by Chemex laboratories of Vancouver, British Columbia, employing fire assay analysis techniques.

3.2.3.7 Mineral Resources and Mineral Reserves

There is not sufficient information to establish anything except an Inferred Resource for this project. Any tonnages and grades that are given in the Inferred Resource can only be considered as a guide (or exploration target) as to what may be there if sufficient exploration and development is carried out.  The PAH Report calculated the potential of the zones from previous work done on the property by previous operators and in this way has come up with an Inferred Resource. These calculations should not be taken as accurate and should only be used as a guide for further work.

The assumption that the mineralized zone would extend a total of 500 m is the starting point of the calculation. There is no information to back this up except that the mines on other epithermal veins can extend that far or further. It is assumed that the upper remnants of the high grade zone could be mined along with the footwall (”FW”) and hangingwall (“HW”) in a bulk tonnage open pit. It is assumed that this pit would extend down 250 m from the top of the structures. The remaining portion could be mined from underground on the Rosario and the Nankin veins. A specific gravity of 2.5 was used in the calculations. This seems to be slightly conservative if the drill core that was examined was a reasonable example. To establish a grade for the bulk tonnage section the various samples that are shown above have been combined to establish the grades used. To establish the grade of the Rosario underground portion the historical grade estimated by L.J. Buchanan in 1981was cut in half to 18.6 g Au/t and 435 g Ag/t. To establish the grade of the underground portion of the Nankin vein the yearly production grade for 1938 was used. The records for 1938 were one of the last years when records were kept. The grades used for the Nankin underground were 9.25 g Au/t and 260 g Ag/t. The tonnage of the upper bulk section was reduced 25% and the underground was reduced 67% to establish a potential size.

The following table summarizes the inferred mineral resource estimated for the Rosario and Nankin structures.

Rosario Bulk Tonnage (at 75% of Available Tonnes)
Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	EAu Ounces(1)
10,700,00	1.6	566,000	96	33,100,000	1,080,000
Rosario Underground (at 33% of Available Tonnes)
700,000	18.5	393,000	435	9,200,000	530,000
11,400,000		959,000		42,300,000	1,610,000
Nankin Underground (at 33% of Available Tonnes)
400,000	9.25	118,000	260	3,300,000	170,000
Total Rosario and Nankin Structures
Tonnes	Au g/t	Au Ounces	Ag g/t	Ag Ounces	EAu Ounces(1)
11,800,000	2.84	1,077,000	120	45,600,000	1,780,000

(1)

Gold equivalent ounces are based on a ratio of 65 ounces of silver per ounce of gold.

These calculations do not take into account other structures that are known on the property and have not allowed for strike extensions that maybe below the post mineral cover.

3.3 Risk Factors

An investment in any securities of the Corporation is speculative and involves a high degree of risk due to the nature of the Corporation's business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation's future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any securities of the Corporation, investors should consider carefully the risks included herein.

3.3.1 No History of Profitability

The Corporation has a limited history of producing precious metals from its properties and there can be no assurance that it will successfully expand or establish mining operations or profitably produce precious metals.

The Corporation has no history of profitability. Although commercial bodies of ore have been identified on the Ocampo Project and the El Cubo Project and production from such deposits has commenced, there is no assurance that they can be mined profitably.  Accordingly, it is not assured that the Corporation will realize any profits in the short to medium term.  Any profitability in the future from the business of the Corporation will be dependent upon developing and commercially mining economic deposits of minerals.

The Corporation has incurred losses and may continue to incur losses for the foreseeable future.  The Corporation incurred the following losses during each of the following periods:

•

CDN$28,692,380 for the year ended December 31, 2006;

•

 CDN$11,607,510 for the five month period ended December 31, 2005; and

•

 CDN$19,375,595 for the year ended July 31 2005.

The Corporation has an accumulated deficit of CDN$73,270,250 as of December 31, 2006, and had an accumulated deficit of CDN$44,577,870 as of December 31, 2005.

3.3.2

Reserves and Resources are Estimates

The figures for the Corporation's reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineral resource and reserve figures presented herein are based upon estimates made by company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•

these estimates will be accurate;

•

reserves, resources or other mineralization figures will be accurate; or

•

this mineralization could be mined or processed profitably.

Mineralization estimates for the Corporation's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The reserve and resource estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Corporation's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Corporation's ability to extract this mineralization, could have a material adverse effect on the Corporation's results of operations or financial condition.

3.3.3

The Corporation May Not Achieve Its Production Estimates

The figures for the Corporation's future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Corporation prepares estimates of future gold and silver production for its operating mines. The Corporation cannot give any assurance that it will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation's actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

3.3.4

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Corporation's control, which could have a material adverse effect on the Corporation's business.

Mining involves various types of risks and hazards, including:

•

environmental hazards;

•

industrial accidents;

•

metallurgical and other processing problems;

•

unusual or unexpected rock formations;

•

structural cave-ins or slides;

•

seismic activity;

•

flooding;

•

fires;

•

periodic interruptions due to inclement or hazardous weather conditions;

•

variations in grade, deposit size, density and other geological problems;

•

mechanical equipment performance problems;

•

unavailability of materials and equipment including fuel;

•

labour force disruptions;

•

unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and

•

unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Corporation maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable.  Such insurance, however, contains exclusions and limitations on coverage.  There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Corporation or to other companies within the mining industry.  The Corporation may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

3.3.5 Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on proven and probable mineral reserves, the Corporation will be required to continually replace and expand its mineral reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Corporation's ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire aditional commercially viable mineral properties, bring new mines into production and to expand mineral reserves at existing mines.

Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  There can be no assurance that the Corporation will successfully acquire additional mineral rights.  While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations.  The profitability of the Corporation's operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing.  They typically require a number of years and significant expenditures during the development phase before production is possible.  The economic feasibility of development projects is based on many factors such as.

•

estimation of reserves;

•

anticipated metallurgical recoveries;

•

environmental considerations and permitting;

•

future gold prices; and

•

anticipated capital and operating costs.

Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

•

unanticipated changes in grade and tonnage of ore to be fined and processed;

•

unanticipated adverse geotechnical conditions;

•

incorrect data on which engineering assumptions are made;

•

costs of constructing and operating a mine in a specific environment;

•

availability and costs of processing and refining facilities;

•

availability of economic sources of power;

•

adequacy of water supply;

•

adequate access to the site, including competing land uses (such as agriculture);

•

unanticipated transportation costs;

•

government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

•

title claims, including aboriginal land claims;

•

fluctuations in prices of precious metals; and

•

accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Corporation's actual capital and operating costs.  In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Corporation's mineral properties as set forth in the applicable feasibility studies.

The future development of the Corporation's properties that are found to be economically feasible, including the expansion of the Ocampo Project and the El Cubo Project if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure.  As a result, the Corporation is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

•

the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

•

the availability and costs of skilled labour, power, water, transportation and mining equipment;

•

the availability and cost of appropriate smelting and/or refining arrangements;

•

the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

•

the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Corporation's mining properties.  It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies.  Accordingly, there are no assurances that the Corporation will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo Project and the El Cubo Project.

3.3.6 Integration of New Acquisitions

The Corporation may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Corporation.

The Corporation recently acquired Mexgold and may make selected acquisitions in the future.  The Corporation's success at completing any acquisitions will depend on a number of factors, including, but not limited to:

•

identifying acquisitions which fit the Corporation's strategy;

•

negotiating acceptable terms with the seller of the business or property to be acquired; and

•

obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Corporation does make further acquisitions, any positive effect on the Corporation's results will depend on a variety of factors, including, but not limited to:

•

assimilating the operations of an acquired business or property in a timely and efficient manner;

•

maintaining the Corporation's financial and strategic focus while integrating the acquired business or property;

•

implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and

•

to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Corporation's cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments.  The integration of the Corporation's existing operations with any acquired business will require significant expenditures of time, attention and funds.  Achievement of the benefits expected from consolidation would require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems.  The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation's previously existing business operations without encountering difficulties and delays.  In addition, this integration may require significant attention from the Corporation's management team, which may detract attention from the Corporation's day-to-day operations.  Over the short-term, difficulties associated with integration could have a material adverse effect on the Corporation's business, operating results, financial condition and the price of the Corporation's Common Shares.  In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities.

3.3.7 Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of the Corporation's operations and financial condition.

The Corporation's profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Corporation's properties.  The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Corporation's control, including:

•

expectations with respect to the rate of inflation;

•

the relative strength of the U.S. dollar and certain other currencies;

•

interest rates;

•

global or regional political or economic conditions;

•

supply and demand for jewellery and industrial products containing metals;

•

costs of substitutes;

•

changes in global or regional investment or consumption patterns; and

•

sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve.  A decrease in the market price of gold and silver could adversely affect the profitability of the Corporation's existing mines and the Corporation's ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Corporation's financial condition and results of operations.  A decline in the market price of gold or silver, or both, may also require the Corporation to write-down its mineral reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Corporation may experience liquidity difficulties.

3.3.8 Foreign Operations

The Corporation's Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

All of the Corporation's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations.  As a result the Corporation's mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Corporation believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Corporation's projects are located) to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country.  Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Corporation's operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

3.3.9 Property Rights, Permits and Licensing

The Corporation requires various property rights, permits and licenses  in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could have a material adverse effect on the Corporation.

The Corporation's current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Corporation's properties, require certain permits and licenses from various levels of governmental authorities.  The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development.  There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties.  Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse impact on the Corporation.

In order for the Corporation to carry out its mining activities, the Corporation's exploitation licences must be kept current.  There is no guarantee that the Corporation's exploitation licences will be extended or that new exploitation licences will be granted.  In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved.  The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties.  The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances.  There can be no assurance that the Corporation will be able to comply with any such conditions.

3.3.10

Uncertainties of Title

Title to the Corporation's mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation's ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation's mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

3.3.11 Impact of Regulatory Requirements

Regulatory requirements significantly affect the Corporation's mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters.  Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

3.3.12 Impact of Environmental Laws and Regulations

The Corporation's activities are subject to environmental laws and regulations that may increase the Corporation's costs of doing business and restrict its operations.

The Corporation's exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation's intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation's business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation's business, causing the Corporation to re-evaluate those activities at that time.

The Corporation cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation's operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

3.3.13 Capital Investment

The Corporation will require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter.  The sources of external financing that the Corporation may use for these purposes include project debt, and/or debt or equity offerings.  There is no assurance that the financing alternative chosen by the Corporation will be available to the Corporation, on favourable terms or at all.  Depending on the alternative chosen, the Corporation may have less control over the management of its projects.  There is no assurance that the Corporation will successfully increase revenues from existing and expanded production. Should the Corporation not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

A summary of the Corporation's financial commitments under the agreements under which the Corporation acquired its interests in the Ocampo Project is provided in the following table.  Also refer to Item 3:  Description of Business.

Agreement	Consideration	Terms
Minera Fuerte Agreement	8% Net Profit Interest up to a maximum of U.S. $2,000,000 U.S. $250,000	U.S. $2,000,000 less any net profit royalty payments made is due and payable upon sale of the property Upon establishment of a mining reserve of 2.0 million ounces of gold and gold-equivalent ounces
Soyopa Agreement	U.S. $3,500,000 U.S. $1,000,000	On or before November 23, 2007. Upon sale of Ocampo Project to a third party.

3.3.14 Conflicts of Interest

Certain of the Corporation's directors and officers serve in similar positions with other public companies which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a directors or officers of the Corporation and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

3.3.15  Dependence on Key Personnel

The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Corporation's growth effectively could have a material adverse effect on its business and financial condition.

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons.  The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

The Corporation considers Messrs. Fred George and Bradley H. Langille to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers.  The loss of these key persons or the Corporation's inability to attract and retain additional highly skilled employees required for the development of the Corporation's activities may have a material adverse effect on the Corporation's business or future operations.

In addition, the Corporation anticipates that, as it expands its existing production and brings additional properties into production, and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations.  The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel.  There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel.  The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation's business, financial condition or results of operations.

3.3.16

Increased Competition and Costs

Increased competition could adversely affect the Corporation's ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

The international mining industry is highly competitive.  The Corporation's ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  The Corporation may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

3.3.17 Stock Price Volatility

The trading price for the Corporation's securities is volatile.

The trading price of the Corporation's Common Shares may be subject to large fluctuations. The trading price of the Corporation's Common Shares may increase or decrease in response to a number of events and factors, including:

•

the price of gold and other metals;

•

the Corporation's operating performance and the performance of competitors and other similar companies;

•

the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;

•

changes in earnings estimates or recommendations by research analysts who track the Corporation's Common Shares or the shares of other companies in the resource sector;

•

changes in general economic conditions;

•

the number of the Corporation's Common Shares to be publicly traded after an offering;

•

the arrival or departure of key personnel; and

•

acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Corporation's shares are affected by many variables not directly related to the Corporation's success and are therefore not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Corporation's shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges in which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

3.3.18 Dilution

The Corporation may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation's securities will have on the market price of the Corporation's Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

3.3.19 Currency

Because the Corporation's producing properties are located in Mexico and will have production costs incurred in Mexican pesos, while gold and other metals are generally sold in United States dollars, the Mexican project results could be materially adversely affected by an appreciation of the Mexican peso.

Gold and other metals are sold throughout the world principally in United States dollars. The Corporation's operating costs for its Mexican projects are incurred in Mexican pesos and certain costs are incurred and certain debt obligations are owed in United States dollars.  As a result, any significant and sustained appreciation of the Mexican peso against the United States dollar, or of the United States dollar against the Canadian dollar, may materially increase the Corporation's costs and reduce revenues, if any, on its Mexican projects. The Corporation does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

3.3.20

Lack of Hedging

Because the Corporation does not currently intend to use forward sale arrangements to protect against low commodity prices, the Corporation's operating results are exposed to the impact of any significant drop in commodity prices.

The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Corporation's future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Corporation is producing, the Corporation would realize reduced revenues. While it is currently not the Corporation's current intention to enter into forward sales arrangements, the Corporation is not restricted from entering into forward sales arrangements at a future date.

3.3.21 Dividends

No dividends have been or will be paid in the foreseeable future.

To date, the Corporation has paid no dividends on its Common Shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the Common Shares in the foreseeable future. Any return on an investment in the Corporation's Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future dividends, if any, will be reviewed periodically by the Corporation's board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.   See “Item 4:  Dividends”.

3.3.22

Compliance with Sarbanes-Oxley

The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Corporation documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (''SOX''). SOX requires an annual assessment by management of the effectiveness of the Corporation's internal control over financial reporting and an attestation report by the Corporation's independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation's business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation's internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation's control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404.

3.3.23 Possible PFIC Status

The Corporation may be a ''passive foreign investment company'' for the current and future taxable years under the U.S. Internal Revenue Code, which may result in adverse tax consequences for investors in the United States.

Shareholders and potential investors that are U.S. taxpayers should be aware that the Corporation may be a ''passive foreign investment company'' under Section 1297(a) of the U.S. Internal Revenue Code (a ''PFIC'') for the current and future taxable years. If the Corporation is or becomes a PFIC, any gain recognized on the sale of Common Shares and any ''excess distributions'' (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

As an alternative to the U.S. federal income tax treatment if the Corporation is a PFIC as described above, a U.S. taxpayer that makes a ''QEF election'' generally will be subject to U.S. federal income tax on such U.S. taxpayer's pro rata share of the Corporation's ''net capital gain'' and ''ordinary earnings'' (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Corporation. U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a ''mark-to-market election'' if the Corporation is a PFIC and the Common Shares are ''marketable stock'' (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer's tax basis in such Common Shares.

ITEM 4: DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation.  The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future.  The Corporation's board of directors will review this policy from time to time having regard to the Corporation's financing requirements, financial condition and other factors considered to be relevant.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1

General

The Corporation's authorized capital consists of an unlimited number of Common Shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares.  A total of 105,094,466 Common Shares are issued and outstanding as at the date of this annual information form.  There are no Class A or Class B preferred shares currently outstanding.

5.2

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends.  The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution.  The holders of common shares have no pre-emptive or conversion rights.  The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

5.3

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, voting and redeemable at their paid-in value.  Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares.  The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, provided however that the Class A preferred shares have priority over the Class B preferred shares.  Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

ITEM 6: MARKET FOR SECURITIES

6.1 Trading Price and Volume

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000, under the trading symbol “GAM”.  The Common Shares of the Corporation have been listed and posted for trading on the American Stock Exchange since September 4, 2003, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
March 1 - 27, 2007	20.85	17.75	9,341,984
February, 2007	21.76	18.99	15,101,897
January, 2007	19.74	16.77	17,538,052
December, 2006	19.60	17.00	10,392,844
November, 2006	17.54	14.50	12,242,234
October, 2006	14.80	10.61	13,267,091
September 2006	15.40	11.76	12,150,079
August 2006	16.95	12.85	6,663,521
July 2006	16.40	14.16	4,675,409
June 2006	15.42	10.27	10,392,155
May 2006	18.50	13.16	10,899,326
April 2006	21.48	16.36	11,542,290
March 2006	21.28	17.60	12,402,674
February 2006	20.04	15.63	12,227,872
January 2006	16.70	13.31	10,124,136

6.2

Prior Sales

Except for the issuance of Common Shares and stock options in connection with the acquisition of Mexgold by the Corporation, as described under Item 2.2: Significant Acquisitions, and except for the issuance of Common Shares on the exercise of outstanding stock options and warrants in the ordinary course, there have been no prior sales of securities of the Corporation during the fiscal year ended December 31, 2006 and to the date of this Annual Information Form.

ITEM 7: ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow.

ITEM 8: DIRECTORS AND OFFICERS

The management of the Corporation consists of four (4) executive officers and eight (8) directors.  The table presented below provides the names of and related information concerning each executive officer and director.  Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Corporation	Director/Officer Since	Common Shares	Stock Options	Principal Occupation
Fred George Bedford, Nova Scotia, Canada Chairman and President	Director and Officer of the Corporation and its predecessor companies since 1996	782,800 (5)	4,638,977	Chairman and President, Gammon Lake Resources Inc.
Bradley H. Langille (4) Halifax, Nova Scotia, Canada Chief Executive Officer	Director and Officer of the Corporation and its predecessor companies since 1996	1,104,900(6)	3,911,800	Chief Executive Officer, Gammon Lake Resources Inc.
Colin P. Sutherland, C.A., C.F.P. Hammonds Plains, Nova Scotia, Canada Chief Financial Officer	Director and Officer since 2004	3,000	195,500	Chief Financial Officer, Gammon Lake Resources Inc.
John C. Thornton Tucson, Arizona, United States of America Chief Operating Officer	Officer since 2005	87,860	100,000	Chief Operating Officer, Gammon Lake Resources Inc.
Alejandro Caraveo(4) Chihuahua City, Mexico Director	Director since 2002	Nil	Nil	President, Compania Tecnica Minera, S.A. de C.V.
Dale M. Hendrick (1)(2)(4) Toronto, Ontario, Canada Director	Director since 2000	Nil	2,500	President, Dale M. Hendrick & Associates Inc.
Kent L. Noseworthy (1)(2)(3) Halifax, Nova Scotia, Canada Director	Director since 2005	Nil	5,000	Barrister & Solicitor
Frank Conte (1)(2)(3) Eastern Passage, Nova Scotia, Canada Director	Director since 2005	Nil	6,000	Retired Executive
Canek Rangel (1)(3) Mexico City, Mexico Director	Director since 2005	Nil	5,000	Mining Engineer

Notes:

(1)

Member of the Audit Committee.  See Item 14: Audit Committee Information.

(2)

Member of the Nominating and Corporate Governance Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Occupational Health and Safety Committee

(5)

Represents approximately 0.7% of the outstanding Common Shares of the Corporation

(6)

Represents approximately 1% of the outstanding Common Shares of the Corporation

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this annual information form, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,981,060 Common Shares (10,843,337 Common Shares if all options held by them are exercised), representing 10% of the currently outstanding Common Shares (9% of the Common Shares on a fully diluted basis).

ITEM 9: LEGAL PROCEEDINGS

There are no legal proceedings involving the Corporation or its property as at the date of this Annual Information Form and, to the best knowledge of management, no such proceedings are contemplated.

ITEM 10: INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

The Corporation paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  Commencing in 2004, the Corporation has retained mineral exploration and mining contracting services through Compania Tecnica Minera, S.A. de C.V., a company owned by a related party of a director of the Company.  For the year ended December 31, 2006 these non-arm's length mineral property expenditures and production costs totalled $26,429,650 (Five months ended December 31, 2005 - $4,831,617, year ended July 31, 2005 - $4,392,431).  These expenditures are recorded at fair value calculated at cost plus 12.5%.  The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

	Twelve months ended December 31, 2006 ($)	Five months ended December 31, 2005 ($)
Management Fees	-	150,737
Mineral Property Expenditures and Production Costs	26,429,650	4,831,617
Professional Fees	-	-
Total	26,429,650	4,982,354

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

During the year ended December 31, 2006 Gammon Lake charged a management fee to Mexgold. to recover expenditures related to professional fees, travel, and general and administrative expenses.  The management fees were terminated on August 8, 2006 with the acquisition of Mexgold by the Corporation.

As at December 31, 2006, the Corporation had bonuses payable to officers in the amount of $1,207,021.50 (December 31, 2005 - $373,876); directors and officers of the Corporation are entitled to hold management incentive stock options.  For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation's Common Shares by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel.  The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation.  A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

In general, see Item 3:  Description of the Business – 3.3 Risk Factors – 3.3.14.  Conflicts of Interest.

ITEM 11: TRANSFER AGENT AND REGISTRAR

The Corporation's transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”).  Computershare's register of transfers for the Corporation's Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

ITEM 12: MATERIAL CONTRACTS

The Corporation entered into an arrangement agreement with Mexgold dated June 22, 2006 for the purpose of the acquisition of Mexgold described under Item 2.2: Significant Acquisitions.  All of the terms of that agreement have now been fulfilled. Except as disclosed in this Annual Information Form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the fiscal year ended December 31, 2006, and to the date of this annual information form.

ITEM 13: INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the fiscal ended December 31, 2006, and to the date of this Annual Information Form:  (i) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation, in connection with the audit of the Corporations's annual financial statements for the fiscal year ended December 31, 2006.  The auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia; (ii) Kappes, Cassiday & Associates, Consulting Engineers, prepared a report dated November 29, 2004, entitled “Ocampo, Chihuahua, Underground and Surface Mines Mill and Heap Leach – Bankable Feasibility Study”; (iii) Mintec, Inc. Consulting Geologists, prepared a report dated January 2006, entitled “Gammon Lake Resources Inc. Ocampo Deposit Mineral Resources and Reserves Technical Report – January 2006”; (iv) Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited and Leonard R. Kilpatrick, P.Eng. of L.R. Kilpatrick Associates Inc. prepared a report dated May 31, 2006 and titled “ El Cubo Gold Silver Mine, Guanajuato, Mexico”; and (v) Pincock, Allen & Holt,  prepared a report dated November 25, 2002 and titled “Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico”

None of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation and its associates and affiliates.

ITEM 14: AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation's board of directors is principally responsible for:

a)

recommending to the Corporation's board of directors the external auditor to be nominated for election by the Corporation's shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)

overseeing the work of the external auditor;

c)

reviewing the Corporation's annual and interim financial statements, Management's Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by the Corporation; and

d)

reviewing the Corporation's financial reporting procedures to ensure adequate procedures are in place for the Corporation's public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2006, the Audit Committee met six (6) times.

The purposes of the Audit Committee are to assist the board of directors' oversight of:

*

the integrity of Gammon Lake's financial statements;

*

Gammon Lake's compliance with legal and regulatory requirements;

*

the risk management policies of management;

*

the qualifications and independence of Gammon Lake's independent auditors; and

*

the performance of the independent auditors and Gammon Lake's internal audit function.

In accordance with National Instrument 52-110, Audit Committees (“MI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation's Audit Committee is found in this Annual Information Form of the Corporation filed on www.sedar.com.

The Audit Committee's Charter

The Corporation's board of directors has adopted a Charter for the Audit Committee, which sets out the Committee's mandate, organization, powers and responsibilities.  The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Dale Hendrick (Chair), Frank Conte, Kent L. Noseworthy, Canek Rangel.  All of the members of the board of directors are independent and financially literate, as required by SEC Rule 10A-3, the AMEX and the TSX.

Name of Member	Independent (1)	Financially Literate (2)
Dale Hendrick (Chair)	Yes	Yes
Kent L. Noseworthy	Yes	Yes
Frank Conte	Yes	Yes
Canek Rangel	Yes	Yes

Notes:

(1)

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation.  A “material relationship” is a relationship which could, in the view of the board of directors of the Corporation, be reasonably expected to interfere with the exercise of a member's independent judgment. In addition in order to be considered independent a member of the board of directors must meet the AMEX definition of independence, which is comparable to the foregoing definition.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected  to be raised by the Corporation's financial statements, and (iv) an understanding of internal  controls and procedures for financial reporting.

●

Dale M. Hendrick is a professional engineer with over 40 years of mining experience.  In addition, Mr. Hendrick has served as a senior officer of a public company.

●

Kent L. Noseworthy is a practicing corporate/commercial lawyers with over twenty years of experience in advising corporate clients on business law and governance issues.

●

Frank Conte has retired as a senior manage of Saputo Inc. with extensive budgeting, financial reporting and internal control responsibilities.

●

Canek Rangel is a professional engineer experienced in business issues related to mining and the conduct of mining activities in Mexico.

Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation's board of directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation's most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member),  in subsection 3.3(2) (Controlled Companies), in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy) of MI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in “Specific Duties – Oversight of the Independent Auditor” of the Charter.

External Auditor Service Fees (By Category)

The following table discloses the fees billed to the Corporation by its external auditor during the fiscal year ended December 31, 2006; and five months ended December 31, 2005:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2006	$506,286	$142,131	$113,967	$193,001
December 31, 2005	$76,480	$nil	$26,489	$18,000

Notes:

(1)     The aggregate fees billed for audit services.

(2)     The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not disclosed in the "Audit Fees" column.

(3)     The aggregate fees billed for tax compliance, tax advice, and tax planning services.

(4)     For the fiscal year ended December 31, 2006, these services included the documentation of the Company's internal control procedures. For the five months ended December 31, 2005, no such services were provided.

ITEM 15: ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. Upon request to the Corporation, the Corporation will provide to any person or company

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's management information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's financial statements and management's discussion and analysis contained in the Corporation's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this annual information form please contact:

Gammon Lake Resources Inc.

1601 Lower Water Street

Summit Place, PO Box 2067

Halifax, Nova Scotia B3J 2Z1

Tel:  902-468-0614

Fax:  902-468-0631

Email:  info@gammonlake.com

Website: www.gammonlake.com

SCHEDULE “A”

GAMMON LAKE RESOURCES INC.

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE

The Audit Committee (hereinafter referred to as the “Committee”) shall i) assist the board of directors in its oversight role with respect to the quality and integrity of the financial information; ii) assess the effectiveness of the Company's risk management and compliance practices; iii) the independent auditor's performance, qualifications and independence; iv) the performance of the Company's internal audit function; v) the Company's compliance with legal and regulatory requirements, and vi) prepare such reports of the Audit Committee required to be included in Management Information Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

STRUCTURE AND OPERATIONS

The committee shall be composed of not less than three directors. All members of the Committee shall not be an officer or employee of the Company. All members shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Members of the committee shall be appointed or reappointed at the annual meeting of the Company and in the normal course of business will serve a minimum of three years.  Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed or ceases to be a director. The board of directors may fill a vacancy that occurs in the Committee at any time.

Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the board of directors in its business judgment.

The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.

The board of directors or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Company a Chairman among their number. The Chairman shall not be a former officer of the Company. Such Chairman shall serve as a liaison between members and senior management.  The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members therefore provided that:

a)     a quorum for meetings shall be at least three members;

b)     the Committee shall meet at least quarterly;

c)     notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)     a resolution in writing signed by all directors entitled to vote on that resolution at a meeting of the Committee is valid as if it had been passed at a meeting of the Committee.

The Committee shall report to the board of directors on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, will recommend changes to the board of directors for its approval.  The Committee shall undertake and review with the board of directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the upcoming year. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the board of directors may take the form of an oral report by the chairperson of the Committee of any other designated member of the Committee.

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SPECIFIC DUTIES:

Oversight of the Independent Auditor

•

Sole authority to appoint or replace the independent auditor (subject to shareholder ratification) and responsibility for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Audit Committee.

•

Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor.  The Chief Financial Officer holds the authority to approve tax compliance and planning work without the Audit Committee's approval.

•

Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Company, and (ii) considering whether the auditor's quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor's independence.

•

Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to deal with any such issues; and all relationships between the independent auditor and the Company.

•

Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

•

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

•

Review as necessary policies for the Company's hiring of employees or former employees of the independent auditor.

Financial Reporting

•

Review and discuss with management and the independent auditor the annual audited financial statements prior to the publication of earnings.

•

Review and discuss with management and the independent auditor the Company's annual and quarterly disclosures made in management's discussion and analysis.  The Audit Committee shall approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation.

•

Review and discuss with management and the independent auditor managements' report on its assessment of internal controls over financial reporting and the independent auditors' attestation report on managements' assessment.

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•

Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the publication of earnings, including the results of the independent auditor's review of the quarterly financial statements and any matters required to be communicated by the independent auditor under applicable review standards.

•

Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any special steps adopted in light of material control deficiencies.

•

Review and discuss with management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•

Discuss with the independent auditor at least annually any "management" or "internal control" letters issued or proposed to be issued by the independent auditor to the Company.

•

Review and discuss with management and the independent auditor at least annually any significant changes to the Company's accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

•

Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

•

Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

•

Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

•

Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

•

Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls.

•

Discuss with the Company's General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

3

Oversight of Risk Management

•

Review and approve periodically management's risk philosophy and risk management policies.

•

Review with management at least annually reports demonstrating compliance with risk management policies.

•

Review with management the quality and competence of management appointed to administer risk management policies.

•

Review reports from the independent auditor and the internal auditor at least annually relating to the adequacy of the Company's risk management practices together with management's responses.

•

Discuss with management at least annually the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

Oversight of Regulatory Compliance

•

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•

Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting.

•

Meet with the Company's regulators, according to applicable law.

•

Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the board of directors.

FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT

ADVISORS:

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Audit Committee. The Audit Committee shall also have the authority to retain such other independent advisors as it may from time to time deem necessary or advisable for its purposes and the payment of compensation therefor shall also be funded by the Company.

Committee Members:

Dale Hendrick (Chair)

Frank Conte

Kent Noseworthy

Canek Rangel

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